December 4, 2012

Submitted Pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bright Horizons Family Solutions Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed November 9, 2012
File No. 333-184579

Attn:	Shaz Niazi/ Brigitte Lippman – Legal
Blaise Rhodes/Raj Rajan – Accounting

Ladies and Gentlemen:

On behalf of Bright Horizons Family Solutions Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR the following responses to the comment letter dated November 20, 2012 from the Staff regarding the Registration Statement that was filed on November 9, 2012.

To assist your review, the Staff’s comments as reflected in the Staff’s letter dated November 20, 2012 are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. In addition, to facilitate your review, the Company has included in Annex A attached hereto copies of certain excerpted pages that will be included in an amendment to the Registration Statement to reflect the foregoing and has included in Annex B attached hereto copies of certain excerpted pages that will be included in an amendment to the Registration Statement to effect the other changes in disclosure referred to in this letter. All references to page numbers in the Company’s response are to the page numbers in the excerpted pages included herewith as Annex A.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 2

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.

Capitalization, page 30

1.	We note your correspondence dated November 9, 2012 relating to the preliminary proposed offering. In order to provide an investor better understanding of the impact of the various transactions associated with this offering, please revise your head note to provide a quantified explanation of the reclassification (reverse split and conversion of Class L Common stock and Class A common stock etc.), the offering and the use of offering proceeds. In addition, revise your presentation to add separate columns to capture the adjustments associated with (i) conversions of Class L and Class A common stock (ii) the offering itself and (iii) the repayment of your credit facilities with all related adjustments.

Response to Comment 1:

The Company acknowledges the Staff’s comment and confirms that it will revise the Registration Statement in response to Comment 1, as set forth on page 32 included in Annex A, to include the requested disclosure in the next filing of the Registration Statement.

Dilution, page 31

2.	We note your correspondence dated November 9, 2012 relating to the preliminary estimated offering price of $19 per share and the related dilution disclosures. It appears you did not deduct the redeemable non-controlling interest or deferred financing costs from your determination of net tangible book value. Please tell us why you believe this is appropriate or revise your dilution calculation and related disclosures as appropriate.

Response to Comment 2:

The Company acknowledges the Staff’s comment and confirms that it will revise the Registration Statement in response to Comment 2, as set forth on page 33 included in Annex A, to deduct the redeemable non-controlling interest and the deferred financing costs from the calculation of net tangible book value in the amendment to the Registration Statement that includes the price range information.

Common Stock Valuation and Stock-Based Compensation, page 44

The Company notes that the Staff’s remaining comments relate to the Company’s policies and practices regarding valuation of its common equity and stock-based compensation. In order to assist your review, the Company supplementally advises the Staff that:

•

The disclosure requested by the Staff in Comments 4, 5 and 7 regarding the timing of and approach to the Company’s common stock valuation is set forth on pages 47-50 included in Annex A and the Company confirms that it will revise the Registration Statement to reflect such disclosure.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 3

•

The explanations requested by comments 3, 5, 7 and 8, including the bridge between the Company’s fair value at April 4, 2012 and May 2, 2012 and the preliminary estimated offering price requested by Comments 4, 6 and 8 below are included herein.

•

In considering the Company’s approach to common stock valuation and stock-based compensation in 2012, the Company believes that it is helpful to focus on the following events described herein and in the Registration Statement:

•

The Company undertook an option exchange on March 26, 2012 that was completed on May 2, 2012 following expiration of the twenty business day period required by Rule 14e-1 under the Securities Exchange Act of 1934, as amended. In connection with such option exchange and in connection with options granted in April and May 2012, the Company estimates that it will record a $19.0 million stock compensation expense, net of estimated forfeitures. A total of $13.0 million of such expense had been recorded through September 30, 2012.

•

On May 10, 2012 the Company executed a purchase agreement relating to all of the capital stock of Huntyard Limited. Prior to May 10, Huntyard was free to negotiate with other potential acquirers. After signing, the Company arranged for financing to consummate the transaction, and the transaction, which was accretive to the Company’s earnings, closed on May 23, 2012.

•

As described in the response to Comment 8 below and in connection with the completion of this offering, in addition to repaying the outstanding principal of the Company’s 13.0% senior notes with the net proceeds of this offering, the Company has decided to undertake a refinancing of all of its remaining outstanding indebtedness. The planned refinancing will substantially reduce the costs of borrowing beginning in 2013 resulting in a significant upward adjustment in projected 2013 cash flow from operations and adjusted net income.

3.	Please show us for each period presented your computations supporting common stock discount rate and Class L discount rate used under PWERM methodology and the basis for your determination. Please tell us about the factors that contributed to the changes between periods.

Response to Comment 3:

The Company supplementally advises the Staff that the common stock discount rate (rate of return) and Class L discount rate (rate of return) used under the PWERM methodology described on pages 46 and 47 included in Annex A were calculated at each valuation date using the capital asset pricing model (the “CAPM”). For information regarding the September 30, 2011 internal valuation see the response to Comment 7 below. The following CAPM inputs were used to

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 4

determine an average required rate of return over the projected time frame for a liquidity event (sale of the Company or an initial public offering) as of the valuation date:

	May 28, 2008	December 31, 2011	March 31, 2012
Risk free rate (1)	4.57%	4.00%	4.00%

Market (Equity) Risk Premium (2)	6.00%	6.00%	5.50%

Size Risk Premium (3)	3.65%	1.98%	1.88%

Unlevered Beta (4)	0.85	1.14	1.17

Projected time frame for liquidity event	2-4 years	1-3 years	1-3 years

Weighted Average Cost of Capital	Not used	12.8%	12.8%

Required rate of return for Class L common stock (5)	16.0%	16.3%	15.6%

Required rate of return for Class A common stock (5)	44.0%	56.7%	47.6%

(1)	Based on the 20-year treasury rates as of May 28, 2008 and, as of December 31, 2011 and March 31, 2012, based on the 20-year treasury rate modified to consider historical patterns for this measure and a normalized long-term rate that the Company and the independent third-party valuation specialist believed better reflected the average rates for 20 year treasuries over time.
(2)	The Market (Equity) Risk Premium is the estimated spread required to induce an investor to purchase a large capitalization stock with average market risk over a risk free rate, for which the 20 year treasury rate was used. The equity risk premium narrowed as of March 31, 2012 in response to improvements in financial market conditions suggested by indicators such as rising stock market indices, reduced equity market volatility and lower spreads on high yield debt over investment grade debt.
(3)	Size risk premium for the May 28, 2008 calculation was determined using Ibbotson’s 2008 Micro-Cap size premium based on the median market participant equity capitalization for a group of publicly held companies in the education sector (the “guideline companies”), which was the sector with which the Company was most typically grouped by investment professionals prior to the going private transaction in May 2008. For this group of guideline companies, the median equity capitalization was at the Micro-Cap level. The size risk premium for the December 31, 2011 calculation was based on the 2011 Ibbotson Yearbook – Low Cap rate, and the March 31, 2012 calculation was based on the 2012 Ibbotson Yearbook – Low Cap rate, because the Company’s estimated equity capitalization had increased to the Low Cap level.
(4)	The unlevered beta or business risk index was based upon an analysis of a consistent group of guideline companies.
(5)	The higher required rate of return for the Class A common stock reflects the additional risk in the Class A common stock as the lowest-ranking security in the capital structure, which only participates in liquidating distributions after the Company has satisfied all obligations to its debtholders and the holders of shares of Class L common stock have received a preferential distribution as described in the response to Comment 6 below. The discount rate used to determine the fair value of the Class A common stock reflects the absence of a liquid market for the shares of Class A common stock, resulting in an effective marketability discount on such fair value determination. The required rate of return for the Company’s Class A common stock increases to the extent that the Company’s obligations to its debtholders and holders of Class L common stock outpaces the equity value available in respect of the shares of Class A common stock. The required rate of return for the Class A common stock was calculated by projecting the capital structure of the Company for each year up to the projected time frame for a liquidity event, then calculating the re-levered betas applicable to Class A common stock for each year by treating the Class L common stock as debt. The re-levered betas were then used with other inputs in the CAPM referenced above to calculate the expected rate of return for Class A common stock for that given year. These returns were then converted into a compounded geometric mean return for each year (i.e., the compounded annual return from the valuation date to each year in the projected time frame). The average of the returns for those years in which a liquidity event was likely to occur formed the discount rate for Class A common stock used in the valuation.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 5

At May 28, 2008, the application of the Class A and Class L discount rates resulted in the calculated fair values of each of the classes of common stock equaling the going private transaction price, which price was based upon an arms-length bidding process.

The higher required rate of return for the Class A common stock at December 31, 2011 reflects increases in the Company’s overall leverage, which created more inherent risk for the Class A common stock (due to larger re-levered beta). The Company’s obligations to its debtholders increased from $775 million in aggregate principal amount outstanding at May 28, 2008 to $825 million at December 31, 2011. The accreted value of the Class L common stock increased from $535 million in May 2008 to $772 million at December 31, 2011. Lastly, the global economic downturn in 2009 and 2010 affected the Company’s operating performance, which resulted in the lowering of the Company’s projected future cash flow from the level that had been estimated as of the May 28, 2008 valuation, thereby increasing the level of projected leverage on the future capital structure over the expected time frame for a liquidity event.

At March 31, 2012, the Company’s obligations to its debtholders had remained unchanged from December 31, 2011 at $825 million in aggregate principal amount outstanding, while the accreted value of the Class L common stock increased to $788 million and the Company’s operating performance continued to improve over 2011 levels. As a result, the projected future capital structure reflected a modestly reduced level of leverage as of March 31, 2012 in relation to the Company’s overall estimated enterprise value. This, coupled with the reduction in the equity risk premium resulted in a lower required rate of return for the Class A common stock at March 31, 2012 as compared to the rate at December 31, 2011.

4.	We note your disclosure on page 45 that your retrospective valuation as of March 31, 2012 included consideration of a valuation performed by an independent third party valuation specialist. Tell us and disclose (a) when the third party valuations were performed (b) the fair value as determined by such third party valuations and (c) reconcile such valuation to the fair value determined by your Board of Directors and to the preliminary estimated offering price.

Response to Comment 4:

The Company supplementally advises the Staff that it received a valuation report from an independent third party valuation specialist on August 27, 2012 regarding the retrospective fair value of its common stock as of March 31, 2012. In connection with preparing the interim financial statements for the Registration Statement, the Company undertook to confirm that the stock compensation expense determined by the Company in connection with stock option grants on April 4, 2012 and May 2, 2012 (including the grants pursuant to the option exchange described in the Company’s response to Comment 6) was reasonable. The fair value of the common stock was determined as of March 31, 2012 based on the financial information available for the first quarter of 2012 and based on the Company’s determination that the assumptions that supported the valuation as of December 31, 2011 continued to be applicable.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 6

As of each of April 4, 2012 and May 2, 2012, the compensation committee of the Company’s board of directors had determined that the fair value of the Company’s common stock was $6.09 per share of Class A common stock and $511.51 per share of Class L common stock based, in part, on the then most recent third party valuation report as of December 31, 2011 that was considered by the Company’s board of directors on March 9, 2012 and that valued the Company’s total equity at $[*****]. The third party valuation report as of March 31, 2012 that was received by the Company on August 27, 2012 valued the Company’s total equity at $[*****], or $6.72 per share of Class A common stock and $518.91 per share of Class L common stock. The $[*****] difference in total equity value is primarily attributable to the modest increase in discounted cash flows arising from rolling the valuation time frame forward by one quarter. The incremental total stock compensation expense utilizing the value of the common stock as of March 31, 2012 as recommended by the third party valuation specialist would have been $[*****], of which $[*****] would have been recognizable in 2012. On the basis of the foregoing and the immateriality of the difference in the two valuations and the associated stock compensation expense, the Company determined that the stock compensation expense taken in connection with the stock option grants on April 4, 2012 and May 2, 2012 as reflected in the Company’s consolidated financial statements included in the Registration Statement was reasonable.

The Registration Statement will be revised as shown on page 46 in Annex A in response to Comment 4 to include the requested disclosure. For a reconciliation of the fair value of the Company’s common stock at December 31, 2012 and March 31, 2012 to the preliminary estimated offering price, please see the Company’s response to Comment 8 below.

5.	We note your disclosure that on May 2, 2012, 1,401,750 options to acquire class A common shares were exchanged for options to acquire 815,670 class A common shares and options to acquire 90,630 Class L common shares based on exchange ratio of options to purchase approximately 15.5 shares of Class A common stock for a new option to purchase nine shares of Class A common stock and one share of Class L common stock. Please revise to clarify the purpose of such exchange and how the exchange ratio was determined.

Response to Comment 5:

The Registration Statement has been revised on pages 47-49 in response to Comment 5 to include the requested disclosure, as reflected in Annex A.

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 7

6.	We note your correspondence dated November 9, 2012 relating to the proposed reclassification to convert each outstanding Class L common stock into 35.1955 shares of Class A common stock. We also note your disclosure on page 45 that fair values were $6.09 per Class A Common share and $511.51 per Class L common stock as of May 2, 2012. Considering the proposed estimated offering price of $19 per share of common stock please (a) explain to us the basis for the conversion ratio of Class L common stock and (b) bridge your fair value determined as of May 2, 2012 to the current conversion ratio of Class L common stock and the estimated IPO price per share.

Response to Comment 6:

The Company supplementally advises the Staff that, as disclosed on page 29 of the Registration Statement, each share of the Company’s Class L common stock is convertible into shares of Class A common stock and is entitled to a preferential payment upon any liquidating distribution by the Company to holders of its capital stock, whether by dividend, distribution or otherwise, equal to the base amount for such share ($405.00). In addition, as previously disclosed, the number of shares of Class A common stock into which each outstanding share of the Company’s Class L common stock is convertible is based upon, among other things, the Class L conversion amount, which is equal to the base amount for such share ($405.00) plus the amount that accrues on the outstanding base amount at a rate of 10% per annum, compounded quarterly, from May 28, 2008, the date of the Company’s going private transaction, to the conversion date, and the initial public offering price of a share of the Company’s common stock in the initial public offering, net of the underwriting discounts and commissions and a pro rata portion, based upon the number of shares being sold in the offering, of the estimated offering-related expenses incurred by the Company. Thus, under the terms of the Class L common stock, the number of shares of Class A common stock issuable upon conversion cannot be determined until both the date of the initial public offering and the initial public offering price are known.

As a result, and in order to fix the number of shares of common stock that would be outstanding immediately prior to the public offering in advance of the marketing of the initial public offering, the Company determined to fix a conversion ratio and effect the conversion of the shares of Class L common stock into shares of Class A common stock in advance of the marketing of the public offering. The Company and its stockholders determined the conversion rate of 35.1955 by reference to the conversion formula for the Class L common stock included in the Company’s certificate of incorporation but did not attempt to estimate what the conversion rate would have been based on an actual public offering date or price. Because the Company’s stockholders and optionholders hold shares (or options to purchase shares) of both Class A common stock and Class L common stock (and hold such shares or options in the same ratio of 9 shares of Class A common stock for each share of Class L common stock), the Company believes that the conversion rate chosen will not have a meaningful impact on the relative ownership interests of the Company’s pre-public offering stockholders and optionholders and, as a result, the Company did not believe that it was necessary to fix a conversion rate that equaled the conversion rate that would have resulted under the terms of the Company’s certificate of incorporation. The conversion rate of 35.1955 was determined based on a conversion amount of $631.32, which represented the Class L base amount plus the amount that accrued on the Class L base amount at 10% per annum, compounded quarterly, through November 23, 2012, and an estimated initial public offering price (as defined in the Company’s certificate of incorporation) of $18.20 (which reflected the estimated 1-for-1.9704 reverse stock split).

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 8

As discussed in the additional disclosure to be included in the Registration Statement in response to Comment 5 and Comment 7, and contained in Annex A hereto, on May 2, 2012 the compensation committee of the board of directors determined the fair value of the Class A common stock and the Class L common stock based, in part, on a valuation report of a third party valuation specialist as of December 31, 2011 and the Company’s determination that there had not been a material change in the Company’s performance, expected performance or capital structure since December 31, 2011. For a reconciliation of the fair value of the Company’s common stock at December 31, 2011 and May 2, 2012 to the preliminary estimated offering price, please see the Company’s response to Comment 8 below.

7.	We note your disclosure that during 2012 you granted stock options to purchase an aggregate of 1,108,674 shares of your Class A common stock and 123,186 shares of your Class L common stock under your 2008 Equity Plan. To enhance an investor’s understanding, please address the following:

•

Please disclose in tabular format the number of options and other awards granted, exercise price, fair value of your common stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date (i.e., beginning October 1, 2011).

•	Please revise to clarify when your valuations were completed for each award and option issuance date.

•	Describe the methods and assumptions used in estimating the fair value of underlying stock and the instruments granted.

•	Tell us disclose when the most recent contemporaneous valuations were completed.

•	Tell us if a marketability discount was used. If so, please provide the amount for each valuation performed, and the basis for your determination.

•	Please tell us when your board commenced discussing your initial public offering with your underwriter(s).

Response to Comment 7:

The Company acknowledges the Staff’s comment and confirms that it will revise the Registration Statement in response to Comment 7 as set forth on pages 48 and 49 included in Annex A.

In addition, the Company supplementally advises the Staff that:

•

The Company’s board first discussed possible strategic transactions with Goldman, Sachs & Co., the Company’s lead underwriter, on April 5, 2012 and began discussions regarding the initial public offering beginning in late May 2012. The Company held the first organizational meeting for the offering with its lead underwriters on June 8, 2012.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 9

•

As described above in the response to Comment 3, the discount rate used to determine the fair value of the Class A common stock reflects the absence of a liquid market for the shares of Class A common stock and, as a result, reflects an effective marketability discount on such fair value as compared to the preliminary estimated public offering price.

•

While the Company has included the requested disclosure regarding option grants since October 1, 2011, the Company has identified an error in its valuation as of September 30, 2011 as described below. Due to the small size of the stock compensation expense that resulted from the associated option grants in October 2011, the Company determined that no adjustment was necessary to correct the impact of the valuation error.

The fair value of the Company’s common stock was determined by the board of directors in May 2008 in connection with the Company’s going private transaction. It was the Company’s practice to update this valuation at the end of each calendar year, beginning in 2009, and to rely on this annual valuation in connection with a limited number of employee option grants in the subsequent year. It was also the Company’s practice to make option grants at exercise prices which were at or above the fair value of the underlying stock at the award date, and to maintain a minimum exercise price of $10 per share, the fair value of the Class A common stock in May 2008 at the time of the going private transaction. In connection with the October 2011 option grants, which totaled options to purchase 41,650 shares of Class A common stock or 3% of the total options then outstanding, the Company performed an abbreviated update to its valuation in order to confirm that the exercise price of the awards was at or above fair value.

As described in the Registration Statement, the Company subsequently engaged an independent third party valuation specialist to perform a valuation as of December 31, 2011 in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. After reviewing the method used in the December 31 valuation, the Company determined that the internal valuation performed as of September 30, 2011 included the following incorrect assumptions and methods that overstated the fair value of the Company’s Class A common stock and Class L common stock:

•

The valuation performed by management as of September 30, 2011 was based on a mid-year 2011 update to the Company’s long term financial projections, prior to the completion of the Company’s 2012 annual budget and the associated revision to its long term financial plan to incorporate the most up-to-date outlook for the business based on its current operating experience. Upon completion of the 2012 budget process and update to the long term financial projections, the projected adjusted EBITDA for the valuation period was lower than what had been estimated as of September 30, 2011 and was revised accordingly for the December 31, 2011 valuation.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 10

•

For the September 30, 2011 valuation, management used a single market multiple of 9.5x adjusted EBITDA, rather than the range of 8.6x to 9.5x over the various expected future exit dates that was employed by the independent third party valuation specialist.

•

For the weighted average cost of capital and CAPM, management employed the actual 20 year treasury yield of 2.65% rather than a normalized long term rate of 4.00% that was used by the independent third party valuation specialist as of December 31, 2011. This yielded a weighted average cost of capital of 11.3% at September 30, 2011 compared to 12.8% at December 31, 2011, and a required rate of return for the Class L common stock of 15.2% at September 30, 2011, compared to 16.3% at December 31, 2011 and for the Class A common stock of 54.6% at September 30, 2011, compared to 56.7% at December 31, 2011.

The impact of the foregoing was limited to the option awards in October 2011. The estimated stock compensation expense associated with the October 2011 awards of options to purchase an aggregate of 41,650 shares of Class A common stock totaled $256,000, based on the September 30, 2011 valuation of $10.89 fair value per share of Class A common stock, of which $23,000 was recognized in 2011 and $91,000 will be recognized in 2012. Had the options been valued at the fair value that was determined as of December 31, 2011, the stock compensation expense would have totaled $111,000, of which $10,000 would have been recognized in 2011 and $39,000 would be recognized in 2012. Due to the immaterial difference in both the aggregate amount of the stock compensation expense as well as the amounts included in the interim periods presented, the Company determined that no adjustment was necessary to reduce the previously recognized expense, and that it would continue to record the stock compensation expense from the October 2011 option grants based on the September 30, 2011 valuation.

8.	We note your correspondence dated November 9, 2012 relating to the proposed preliminary range of offering price and estimated offering price of $19 per share. Considering the significant difference in the offering price of $19 per share and your valuation of recent equity awards prior to the reclassification at $6.09 per Class A common stock, please bridge your fair value per issuance determinations to the current estimated IPO price per share. Please reconcile and explain the differences between your estimated offering price range and the fair values included in your analysis. Please ensure to quantify and discuss the impact on the fair value on each of the factors that occurred between the date the equity awards were granted and the date of the registration statement filed including the changes in valuation assumptions. Identify all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value.

Response to Comment 8:

For the Staff’s convenience, the Company’s response to Comment 8 is presented below in multiple sections. Part I deals with the impact of the reclassification on the value of the

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 11

Company’s Class A common stock as of May 2, 2012 so that it can be compared to the post-reclassification preliminary estimated offering price range. Part II describes the assumptions underlying the preliminary estimated offering price range, as well as factors that have led the Company and underwriters to agree that it is advisable to increase the preliminary estimated offering price range. Part III describes the factors that have led to the growth in the Company’s estimated total equity value.

I. Value as of May 2, 2012

The Company supplementally advises the Staff that, as described on page 48 included in Annex A, on May 2, 2012, in connection with the grant of stock options upon the completion of the option exchange, the compensation committee of the Company’s board of directors determined that the fair value of the Company’s equity was $6.09 per share of Class A common stock and $511.51 per share of Class L common stock. After giving effect to the reclassification (based upon the estimated 1-for-1.9704 reverse stock split and 35.1955 conversion rate for the Class L common stock), the value per share as of such date would have been $12.00 per share of common stock in respect of shares derived from Class A common stock and $14.54 per share of common stock in respect of shares derived from Class L common stock. In making its determination, the compensation committee considered the fact that the Company’s board of directors had determined the fair value of the Company’s equity to be these same amounts as of March 9, 2012 based, in part, on a third party valuation as of December 31, 2011 that was completed on March 6, 2012. The compensation committee also took into consideration its determination that there had been no material changes to the Company’s business or prospects since March 9, 2012.

II. Preliminary estimated offering price

In November 2012, the Company and the underwriters determined a preliminary range of total enterprise value for the Company of approximately $[*****] to $[*****], implying a range of equity values for the Company’s outstanding common stock of approximately $[*****] to $[*****] after deducting outstanding indebtedness of $922 million. These ranges represented a range of multiples of total enterprise value to projected 2013 adjusted EBITDA of [*****] to [*****] and a range of multiples of total equity value of [*****] to [*****] 2013 projected adjusted net income. Estimated total enterprise value as of December 31, 2011 was $[*****] or [*****] projected 2012 adjusted EBITDA and total equity value was [*****] projected 2012 adjusted net income.

Following the filing of Amendment No. 1 to the Registration Statement on November 9, 2012, the Company decided to pursue a refinancing of its outstanding indebtedness with a new senior secured term loan. Following further discussions with the underwriters, and as a result of the reduced interest expense projected for 2013, the Company and the underwriters updated the preliminary range of total enterprise value for the Company to approximately $[*****] to $[*****], implying a range of equity values for the Company’s outstanding common stock of

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 12

approximately $[*****] to $[*****] after deducting outstanding indebtedness of $[*****]. These ranges represented a range of multiples of total enterprise value to projected 2013 adjusted EBITDA of [*****] to [*****] and a range of multiples of total equity value of [*****] to [*****] projected 2013 adjusted net income.

As is typical in initial public offerings, the estimated offering price range was not derived using a formal determination of fair value or in a manner consistent with management’s prior practice, but was determined based upon discussions between the Company and the underwriters and is subject to fluctuation based on market conditions. The projections used by the underwriters were the same as those used to determine the valuation underlying the May 2, 2012 option awards, updated to include the addition of the acquisition of Huntyard Limited on May 23, 2012. The projected change in the Company’s financial position which would occur upon the completion of a successful initial public offering and refinancing of its outstanding indebtedness by reducing the Company’s overall outstanding indebtedness and increasing its cash flows through reduced interest obligations influenced the increased common stock valuation indicated by the updated preliminary valuation information provided by the underwriters.

After considering prevailing market conditions, estimates of the Company’s future cash flows and business potential, the Company’s market position and earnings prospects, management’s track record, macroeconomic conditions, proposed capital structure subsequent to the public offering, as well as typical price ranges for initial public offerings, the Company and the underwriters determined an updated preliminary price range of $22.00 to $26.00 (after giving effect to the anticipated 1-for-1.9704 reverse stock split). The midpoint of the preliminary range of $24.00 per share indicates an equity valuation to current stockholders of $[*****], a multiple of total enterprise value to projected 2013 adjusted EBITDA of [*****], and a multiple of total equity value of [*****] to projected 2013 adjusted net income.

III. Factors relating to growth in Company’s estimated equity value

a.	Per share value versus total equity value

Because the reclassification will occur prior to the completion of the Company’s initial public offering, the Company believes that the total equity value of the Company is the relevant metric to evaluate in order to understand how its equity value has changed over time. Prior to the reclassification, the fair value of a share of Class A common stock was significantly affected by the accreting preference amount of the Class L common stock. After the reclassification, the blended equity value of a share of common stock is also relevant. Because, prior to the reclassification, the Class L common stock preference amount must be satisfied ahead of any liquidating distributions to the holders of Class A common stock, equity value is first allocated to the Class L common stock up to the Class L preference amount based on an estimated liquidating distribution date, and all residual equity value is allocated to the Class A common stock and Class L common stock on a pro rata basis. Upon completion of the reclassification, the

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 13

Company’s authorized shares of Class L common stock will be eliminated, and all of the Company’s equity value will be allocated equally among the shares of a single class of common stock.

As a result of the pre-reclassification capital structure described above, the Company’s substantial indebtedness and the continuing accretion of the Class L preference amount, incremental equity value available to holders of Class A common stock is highly dependent on the Company’s operating performance, which can result in substantial changes in the per share price of the Class A common stock from period to period. The following table shows the Company’s total equity value and its relationship to value per share of Class A common stock (before and after giving effect to the reclassification) and adjusted EBITDA and adjusted net income for the next twelve months as of each of the valuation dates specified below:

	December 31, 2011		March 31, 2012		Midpoint of Preliminary Estimated Price Range (without refinancing)			Midpoint of Preliminary Estimated Price Range (with refinancing)
Total Enterprise Value	$	[*****]	$	[*****]	$	[*****]		$	[*****]

Debt		$825 million		$826 million		$922 million			$922 million

Total Equity Value	$	[*****]	$	[*****]	$	[*****]		$	[*****]

Multiple of EBITDA		[*****]		[*****]		[*****]			[*****]

Multiple of Adjusted Net Income		[*****]		[*****]		[*****]			[*****]

Value per share of Class A commons stock		$6.09		$6.72		$9.64			$12.18

Value per share of Class A common stock after giving effect to the Reclassification		$12.00		$13.24		$19.00	(1)		$24.00	(2)

(1)	Represents the midpoint of the range of $17.00 to $21.00 per share, submitted to the Staff on November 9, 2012.
(2)	Represents the midpoint of the range of $22.00 to $26.00 per share described in this letter.

b.	Factors resulting in increased total equity value

The preliminary estimated offering price range of $17 to $21 per share prior to consideration of the refinancing reflected an increase in total equity value of $[*****] from December 31, 2011, which was the date of the third party valuation that the compensation committee considered in connection with the May 2, 2012 option awards, and an increase of approximately $[*****] from

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 14

March 31, 2012, the date of the third party retrospective valuation that the Company obtained in connection with the preparation of the Registration Statement. The updated preliminary estimated offering price range of $22 to $26 per share including the effects of the refinancing reflected a further increase in total equity value of $[*****]. The underwriters and the Company considered both quantitative and qualitative factors in estimating the total equity value implied by the preliminary estimated offering price range. In particular, the following factors contributed to the higher estimated total equity value implied by the preliminary offering price range compared to the compensation committee’s determination of fair value of the Company’s Class A common stock and Class L common stock on May 2, 2012:

•

The Company completed the accretive acquisition of Huntyard Limited, the parent company of Casterbridge Nurseries, on May 23, 2012. The purchase agreement was signed on May 10, 2012 and, prior to such date, the Company had no definitive agreement with Huntyard Limited and the sellers had refused to grant any exclusivity rights to the Company in negotiating a possible transaction. The addition of the 27 operating Casterbridge centers and three centers in development significantly expanded the Company’s presence in the United Kingdom and increased the Company’s projected 2013 adjusted EBITDA by approximately $[*****], with an increase in the net present value of overall future cash flows of approximately $[*****] net of associated debt.

•

A significant component of the remaining increase in the total equity value is attributable to the impact of rolling forward the valuation date to a more current date, resulting in larger current cash flows and fewer periods of discounting to each of the cash flows in the valuation period. The resulting increase to the overall cumulative discounted cash flows derived from discounting the same forecast as of the current date is approximately $[*****].

•

The Company’s repayment of the 13.0% senior notes with proceeds from the offering as described in the Registration Statement under “Use of Proceeds” will also result in an increase in the Company’s projected 2013 adjusted net income of approximately $[*****]. This projected 2013 adjusted net income was used by the underwriters, in place of the Company’s 2012 adjusted net income, in preparing the preliminary estimated valuation. Such repayment will also address the interest which has accrued thereon under the “payment-in-kind” provisions of the senior notes and which would otherwise become due in May 2013.

•

The Company’s contemplated refinancing of its outstanding indebtedness (in addition to the repayment of the 13.0% senior notes with the proceeds from the offering) with a new senior secured term loan will simplify the Company’s overall debt structure and is expected to result in an upgrade to the Company’s debt rating while reducing the Company’s annual cash interest obligations and maintaining minimal principal repayment requirements prior to the maturity of the new senior secured term loan. This is expected to substantially reduce the Company’s overall cost of borrowing, resulting in a

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 4, 2012	Bright Horizons Family Solutions Inc.
Page 15

further increase in the Company’s projected 2013 adjusted net income, which the Company and its underwriters have estimated may approximate $[*****] to $[*****], depending on the financing terms that are ultimately achieved. This projected adjusted net income was used by the underwriters, in place of the Company’s 2012 adjusted net income, in preparing the revised preliminary offering range.

•

As a result of the offering and the contemplated refinancing, the Company’s equity will represent a larger portion of its overall enterprise value, which will reduce the risk inherent in the Company’s common stock from that present at May 2, 2012. The conversion of the debt-like Class L common stock to common stock will eliminate the preference amount and accumulating conversion preference.

•

The preliminary valuation information from the underwriters and related estimated price range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock. Inherent in the fair value determinations made by the Company at December 31, 2011 and March 31, 2012 for the equity value as a private company were discount rates which reflected a discount for the illiquid and highly levered capital position of the Class A common stock.

*    *    *    *    *

In order to facilitate the Staff’s review, and because the information relating to the preliminary estimated price range cannot be included in the Registration Statement prior to the inclusion of price range information, the Company has included in Annex A attached hereto copies of certain excerpted pages that would be included in the Registration Statement to reflect the Company’s responses to the Staff’s comments as well as the updated $24 per share midpoint of the revised preliminary price range specified above and an estimated offering size of 8,300,000 shares, which is also preliminary and may differ materially from the number of shares offered by the Company in the offering. In addition, the Company has included in Annex B attached hereto copies of certain excerpted pages that would be included in he Registration Statement to reflect the proposed debt refinancing described in this letter.

*    *    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (617) 235-4734.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:

        David Lissy

        Elizabeth Boland

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Annex A

Excerpted Pages from S-1 related to SEC Comments

The Offering

Common stock offered by us	8,300,000 shares (or 9,545,000 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding immediately after completion of this offering	61,071,119 shares (or 62,316,119 shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase an additional 1,245,000 shares.

Use of proceeds	We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $180.8 million (or approximately $208.6 million if the underwriters exercise their option to purchase additional shares in full), based on an assumed offering price of $24.00 per share (the midpoint of the price range set forth on the cover of this prospectus). We intend to use the net proceeds from this offering, together with available cash, as necessary, to repay all or a portion of the amounts outstanding under the Bright Horizons Capital Corp. 13.0% senior notes due 2018, and to use any remaining net proceeds for working capital and for general corporate purposes. As of September 30, 2012, there was $191.6 million in aggregate principal amount of, and accumulated interest on, the Bright Horizons Capital Corp. 13.0% senior notes outstanding. If we complete the debt refinancing described elsewhere in this prospectus, we intend to repay any remaining amounts outstanding under the Bright Horizons Capital Corp. 13.0% senior notes with a portion of the proceeds from such refinancing. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes.”

Dividend policy	Our board of directors does not currently intend to pay regular dividends on our common stock. See “Dividend Policy.”

Principal stockholders	Upon completion of this offering, investment funds affiliated with the Sponsor will indirectly beneficially own a controlling interest in us. For more information, see “Management—Board Structure and Committee Composition.”

Trading symbol	BFAM

Risk factors	You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Conflict of interest	Certain affiliates of Goldman, Sachs & Co., an underwriter in this offering, beneficially own all of our 11.5% senior subordinated notes due 2018 and our 13.0% senior notes due 2018. We intend to use all or a portion of the net proceeds of this offering to redeem the entire outstanding principal amount of the 13.0% senior notes due 2018 and to pay accrued interest thereon. See “Use of Proceeds.” As a result, certain affiliates of Goldman, Sachs & Co. will receive all or a substantial portion of the net proceeds of this offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. J.P. Morgan Securities LLC has agreed to act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. Goldman, Sachs & Co. will not confirm sales of the shares to any account over which they exercise discretionary authority without the prior written approval of the customer.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding after our reclassification and excludes 5,062,017 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price equal to $13.84 per share, of which options to purchase 1,800,591 shares were exercisable as of November 1, 2012, and an additional              shares of our common stock that will be issuable under our 2012 Omnibus Long-Term Incentive Plan.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(In thousands, except per share and operating data)
Consolidated Statement of Operations Data:
Revenue	$852,323	$878,159	$973,701	$724,816	$797,512
Cost of services	672,793	698,264	766,500	571,015	614,847

Gross profit	179,530	179,895	207,201	153,801	182,665
Selling, general and administrative expenses	82,798	83,601	92,938	69,050	94,847
Amortization	29,960	27,631	27,427	20,697	20,298

Income from operations	66,772	68,663	86,836	64,054	67,520
Gains from foreign currency transactions	—	—	835	871	—
Interest income	132	28	824	29	106
Interest expense(1)	(83,228)	(88,999)	(82,908)	(63,146)	(61,808)

Net interest expense and other	(83,096)	(88,971)	(81,249)	(62,246)	(61,702)

(Loss) income before income taxes	(16,324)	(20,308)	5,587	1,808	5,818
Income tax benefit (expense)	6,789	10,314	(825)	(916)	(1,536)

Net (loss) income	(9,535)	(9,994)	4,762	892	4,282
Net income attributable to noncontrolling interest	—	—	3	92	294

Net (loss) income attributable to Bright Horizons Family Solutions Inc.	$(9,535)	$(9,994)	$4,759	$800	3,988

Accretion of Class L preference	58,559	64,712	71,568	52,856	58,401
Accretion of Class L preference for vested options	1,171	1,251	1,274	944	4,660

Net (loss) available to common shareholders	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)

Allocation of net (loss) income to common stockholders—basic and diluted:
Class L	$58,559	$64,712	$71,568	$52,856	$58,401
Class A	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)
Earnings (loss) per share:
Class L—basic and diluted	$44.52	$49.21	$54.33	$40.13	$44.05
Common—basic and diluted	$(11.53)	$(12.64)	$(11.32)	$(8.81)	$(9.75)
Weighted average number of common shares outstanding:
Class L—basic and diluted	1,315,267	1,315,153	1,317,273	1,317,170	1,325,903
Common—basic and diluted	6,007,482	6,006,960	6,016,733	6,016,175	6,057,128
Pro Forma Consolidated Statements of Operations Data(2):
Pro forma net income			19,066		15,853
Pro forma earnings per share:
Basic			$0.31		$0.26
Diluted			$0.31		$0.26
Pro forma weighted average shares outstanding:
Basic			60,678,815		61,301,468
Diluted			61,339,620		61,563,168
Consolidated Balance Sheet Data (at period end):
Total cash and cash equivalents	$14,360	$15,438	$30,448	$15,818	$45,057

Total assets	1,732,724	1,721,692	1,771,164	1,760,853	1,899,603
Total liabilities, excluding debt	364,352	362,034	389,986	353,596	394,786
Total debt, including current maturities(1)	794,881	795,458	799,257	826,173	898,897
Total redeemable noncontrolling interest	—	—	15,527	16,941	15,825
Class L common stock	633,452	699,533	772,422	753,381	832,516
Total stockholders’ deficit	(59,961)	(135,333)	(206,028)	(189,238)	(242,421)
Other Financial and Operating Data:
Adjusted EBITDA(3)	126,955	132,238	148,519	109,701	132,400
Adjusted net income(3)	11,336	9,496	23,413	14,917	27,606
Capital expenditures for new and existing centers	43,616	39,522	42,517	29,631	47,791
Child care and early education centers (at period end)	694	705	743	747	776
Licensed capacity (at period end)	77,100	78,900	83,400	83,700	87,700

(1)	As described under “Management’s Discussion of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes,” we currently intend to refinance the senior credit facilities and notes with a new senior secured credit facility, and we estimate that the new senior secured credit facility will bear interest based on applicable margin percentages of % to % per annum for base rate loans and % to % per annum for LIBOR rate loans, provided that, with respect to the new senior secured term loan, the base rate may not be lower than % and LIBOR may not be lower than %. Based on the midpoint of these estimated interest rates applied to the borrowings that existed during the periods presented, we estimate that net interest expense would have decreased by an additional $ million for the year ended December 31, 2011 and by an additional $ million for the nine months ended September 30, 2012, in each case before taxes. There can be no assurance that we will be able to consummate the new senior secured credit facility on the terms described in this prospectus or at all.

(2)	The pro forma consolidated statements of operations data for fiscal 2011 and the nine months ended September 30, 2012 give effect to (a) the conversion of our Class L common stock into Class A common stock and the reclassification of our Class A common stock into common stock, as described in “The Reclassification,” (b) the issuance of common stock in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds” and (c) the termination of our management agreement with the Sponsor in connection with this offering, as if each had occurred on the first day of the period presented. See “Related Party Transactions.” The above adjustments are illustrated in the following table:

	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Net income	$4,759	$3,988
Interest on 13.0% senior notes, net of tax	12,807	10,740
Sponsor management fee, net of tax	1,500	1,125

Pro forma net income(a)	$19,066	$15,853

Weighted average number of common shares outstanding, basic	11,855,632	11,935,227
Impact of reverse split of Class A common stock	(5,838,898)	(5,878,099)
Reclassification of Class L common stock	46,362,081	46,944,341
Shares issued to retire 13.0% senior notes	8,300,000	8,300,000

Pro forma weighted average number of common shares outstanding, basic	60,678,815	61,301,469

Weighted average number of common shares outstanding, diluted	11,855,632	11,935,227
Impact of reverse split of Class A common stock	(5,838,898)	(5,878,099)
Reclassification of Class L common stock	46,362,081	46,944,341
Shares issued to retire 13.0% senior notes	8,300,000	8,300,000
Dilutive impact of options	660,805	261,699

Pro forma weighted average number of common shares outstanding, diluted	61,339,620	61,563,168

(a)	Pro forma net income does not give effect to the intended refinancing of our senior credit facilities and notes with the proceeds of a proposed $815 million new senior secured term loan and $100 million new senior secured revolving credit facility as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes,” including the impact on our interest expense as described therein.

(3)	Adjusted EBITDA and adjusted net income are metrics used by management to measure operating performance. Adjusted EBITDA represents our earnings before interest, taxes, depreciation, amortization, straight line rent expense, stock compensation expense and the Sponsor management fee. Adjusted net income represents our net income (loss) determined in accordance with generally accepted accounting principles in the United States, or GAAP, adjusted for stock compensation expense, amortization expense, the sponsor management fee and the income tax benefit thereon.

THE RECLASSIFICATION

In connection with this offering, on                      , 2012, we amended our certificate of incorporation to effect a 1-for-1.9704 reverse split of our Class A common stock and then convert each outstanding share of our Class L common stock into 35.1955 shares of our Class A common stock. Immediately following the conversion of our Class L common stock, we reclassified our Class A common stock into common stock. The Class L common stock was identical to the Class A common stock, except that the Class L common stock was convertible into shares of our Class A common stock, and each share of Class L common stock was entitled to a preferential payment upon any liquidating distribution by us to holders of our capital stock, whether by dividend, distribution or otherwise, equal to the base amount for such share ($405.00), which we refer to as the Class L base amount. After payment of the Class L base amount, each share of common stock and Class L common stock shared equally in all remaining liquidating distributions by us to holders of our common stock. The conversion rate of 35.1955 shares of Class A common stock for each share of Class L common stock was determined and approved by our board of directors and stockholders.

At the time of the conversion of our Class L common stock, in accordance with the terms of our equity incentive plans and our outstanding awards thereunder, outstanding options to purchase shares of our Class L common stock became options to purchase shares of our common stock with appropriate adjustments to the exercise price per share and the number of shares underlying each such award.

References to the “reclassification” throughout this prospectus refer to the 1-for-1.9704 reverse stock split of our Class A common stock, the conversion of our Class L common stock into our Class A common stock, related adjustments to our outstanding options to purchase shares of our Class A common stock and Class L common stock and the reclassification of our Class A common stock into our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of September 30, 2012 on (1) an actual basis, showing adjustments for (x) the 1-for-1.9704 reverse split of our Class A common stock, the subsequent conversion of each share of our Class L common stock into 35.1955 shares of our Class A common stock and the reclassification of our Class A common stock into common stock, each as described under “The Reclassification,” and in each case as if it had occurred on September 30, 2012, (y) the offering of 8,300,000 shares of our common stock hereby and the receipt of the net proceeds therefrom (estimated to be approximately $180.8 million based upon the midpoint of the range set forth on the cover page of this prospectus), and (z) the application of the net proceeds from the offering as described in “Use of Proceeds,” including the repayment of the 13.0% senior notes, and (2) an adjusted basis, further giving effect to the payment of approximately $7.5 million out of available cash in fees under our management agreement with the Sponsor in connection with the offering and termination of the management agreement, as described under “Related Party Transactions – Management Agreement."

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2012
	Actual		Adjustment for the Reclassification	Adjustment for the Offering	Adjustment for the Repayment of 13.0% Senior Notes	Adjustment for the Termination Fee	As Adjusted
	(In thousands)
Cash and cash equivalents(1)		$45,057		$180,754	$(204,036)	$(7,500)		$14,275

Long-term debt, including current portion	$						$
Revolving credit facility(2)(6)		—						—
Term loan facility(3)(6)		430,686						430,686

Total secured debt		430,686						430,686
11.5% senior subordinated notes(6)		300,000						300,000
13.0% senior notes(6)		191,583			(191,583)			—

Total long-term debt(4)		922,269						730,686

Class L common stock, $0.001 par value; 5,000,000 shares authorized and 1,327,115 shares issued and outstanding on an actual basis; no shares authorized, issued and outstanding on an as adjusted basis		832,516	(832,516)

Stockholders’ equity (deficit)
Common stock; $0.001 par value; 50,000,000 shares authorized and 6,062,653 shares issued and outstanding on an actual basis; 475,000,000 shares authorized and 61,071,119 shares issued and outstanding on an as adjusted basis		12	41	8	—	—		61
Additional paid-in capital		144,318	832,475	180,476	—	—		1,157,539
Accumulated deficit(5)		(377,753)	—	—	(8,593)	(4,500)		(390,846)
Accumulated other comprehensive loss		(8,998)						(8,998)

Total stockholders’ equity (deficit)		(242,421)						757,756

Total capitalization		$1,512,364						1,488,442

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $24.00 per share (the midpoint of the range set forth on the front cover of this prospectus) of our common stock would increase (decrease) our actual cash and cash equivalents by $7.7 million, after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
(2)	Consists of a $75.0 million revolving credit facility. As of September 30, 2012, we had $74.9 million of unused commitments available. Excludes $0.7 million of undrawn letters of credit.
(3)	Excludes remaining unamortized original issue discount of $8.8 million at September 30, 2012.
(4)	Excludes deferred financing costs of $14.6 million at September 30, 2012.
(5)	The as adjusted amount reflects, in the fourth column, the loss on debt extinguishment to be recorded in connection with the repayment of the senior notes of $8.6 million and, in the fifth column, the termination fee related to the management agreement with the Sponsor of $7.5 million ($4.5 million, net of tax). See “Use of Proceeds” and “Related Party Transactions.”
(6)	We intend to refinance our existing indebtedness under the senior credit facilities and notes with a proposed $815 million new senior secured credit facility. However, no assurance can be given that we will be able to consummate the debt refinancing on the terms described in this prospectus or at all. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes.”

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. We calculate net tangible book value per share of our common stock by dividing the net tangible book value by the number of outstanding shares of our common stock.

Our net tangible book value deficiency at September 30, 2012 was approximately $827.3 million, or $15.68 per share of our common stock pro forma for the reclassification but before giving effect to this offering. Pro forma net tangible book value deficiency per share before the offering has been determined by dividing net tangible book value (total consolidated tangible assets less total consolidated liabilities and redeemable noncontrolling interests) by the number of shares of common stock outstanding at September 30, 2012, assuming that the reclassification had taken place on September 30, 2012. Dilution in net tangible book value deficiency per share represents the difference between the amount per share that you pay in this offering and the net tangible book value deficiency per share immediately after this offering.

After giving effect to the receipt of the estimated net proceeds from our sale of shares in this offering, assuming an initial public offering price of $24.00 per share (the midpoint of the offering range shown on the cover of this prospectus), and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value deficiency at September 30, 2012 would have been approximately $668.4 million, or $10.94 per share of common stock. This represents an immediate decrease in net tangible book value deficiency per share of $4.74 to existing stockholders and an immediate increase in net tangible book value deficiency per share of $34.94 to you. The following table illustrates this dilution per share.

Assumed initial public offering price per share(a)		$24.00
Pro forma net tangible book value (deficiency) per share at September 30, 2012	$(15.68)
Increase per share attributable to new investors in this offering	4.74
Pro forma net tangible book value (deficiency) per share after this offering		(10.94)

Dilution per share to new investors		$(34.94)

(a)	The midpoint of the range set forth on the cover of this prospectus.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value deficiency per share of our common stock after giving effect to this offering would be $10.28 per share of our common stock. This represents a decrease in pro forma as adjusted net tangible book value deficiency of $5.40 per share of our common stock to existing stockholders and dilution in pro forma as adjusted net tangible book value deficiency of $34.28 per share of our common stock to you.

A $1.00 increase (decrease) in the assumed initial public offering price of $24.00 per share of our common stock would decrease (increase) our pro forma net tangible book value deficiency after giving effect to the offering by $7.7 million, assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table sets forth, as of September 30, 2012 but after giving effect to the reclassification, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders	52,771,119	86%	$601,670,915		75%	$11.40
New investors	8,300,000	14	199,200,000	(1)	25	24.00

Total	61,071,119	100%	$800,870,915		100%

(1)	Before underwriting discounts and commissions.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock from us, the percentage of shares of our common stock held by existing stockholders would be 85%, and the percentage of shares of our common stock held by new investors would be 15%.

To the extent any outstanding options are exercised or become vested or any additional options are granted and exercised, other equity awards are granted and become vested or other issuances of shares of our common stock are made, there may be further economic dilution to new investors.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(In thousands, except share and operating data)
Consolidated Statement of Operations Data:
Revenue	$852,323	$878,159	$973,701	$724,816	$797,512
Cost of services	672,793	698,264	766,500	571,015	614,847

Gross profit	179,530	179,895	207,201	153,801	182,665
Selling, general and administrative expenses	82,798	83,601	92,938	69,050	94,847
Amortization	29,960	27,631	27,427	20,697	20,298

Income from operations	66,772	68,663	86,836	64,054	67,520
Gains from foreign currency transactions	—	—	835	871	—
Interest income	132	28	824	29	106
Interest expense	(83,228)	(88,999)	(82,908)	(63,146)	(61,808)

Net interest expense and other	(83,096)	(88,971)	(81,249)	(62,246)	(61,702)

(Loss) income before income taxes	(16,324)	(20,308)	5,587	1,808	5,818
Income tax benefit (expense)	6,789	10,314	(825)	(916)	(1,536)

Net (loss) income	(9,535)	(9,994)	4,762	892	4,282
Net income attributable to noncontrolling interest	—	—	3	92	294

Net (loss) income attributable to Bright Horizons Family Solutions Inc.	$(9,535)	$(9,994)	$4,759	$800	$3,988

Accretion of Class L preference	58,559	64,712	71,568	52,856	58,401
Accretion of Class L preference for vested options	1,171	1,251	1,274	944	4,660

Net loss available to common shareholders	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)

Allocation of net (loss) income to common stockholders—basic and diluted:
Class L	$58,559	$64,712	$71,568	$52,856	$58,401
Class A	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)
Earnings (loss) per share:
Class L—basic and diluted	$44.52	$49.21	$54.33	$40.13	$44.05
Common—basic and diluted	$(11.53)	$(12.64)	$(11.32)	$(8.81)	$(9.75)
Weighted average shares outstanding:
Class L—basic and diluted	1,315,267	1,315,153	1,317,273	1,317,170	1,325,903
Common—basic and diluted	6,007,482	6,006,960	6,016,733	6,016,175	6,057,128
Pro Forma Consolidated Statements of Operations Data (1):
Pro forma net income			$19,066		$15,853
Pro forma earnings per share:
Basic			$0.31		$0.26
Diluted			$0.31		$0.26
Pro forma weighted average shares outstanding:
Basic			60,678,815		61,301,468
Diluted			61,339,620		61,563,168
Consolidated Balance Sheet Data (at period end):
Total cash and cash equivalents	$14,360	$15,438	$30,448	$15,818	$45,057
Total assets	1,732,724	1,721,692	1,771,164	1,760,853	1,899,603
Total liabilities, excluding debt	364,352	362,034	389,986	353,596	394,768
Total debt, including current maturities	794,881	795,458	799,257	826,173	898,897
Total redeemable noncontrolling interest	—	—	15,527	16,941	15,825
Class L common stock	633,452	699,533	772,422	753,381	832,516
Total stockholders’ deficit	(59,961)	(135,333)	(206,028)	(189,238)	(242,421)

(1)	See note 2 in “Prospectus Summary—Summary Consolidated Financial and Other Data.”

Common Stock Valuation and Stock-Based Compensation—We account for stock-based compensation using a fair value method. Stock-based compensation expense is recognized in our consolidated financial statements based on the grant-date fair value of the awards for the awards that are expected to vest. For stock options granted with a service condition only, stock-compensation expense is recognized on a straight-line basis over the requisite service period of each separately vesting tranche. For stock options granted with a service and performance condition, stock-compensation expense will be recognized upon a change in control, as defined in our 2008 Equity Incentive Plan, or the closing of an initial public offering, to the extent that the requisite service period is already fulfilled. We calculate the fair value of options using the Black-Scholes option-pricing model.

Valuations and Methodology

The fair value of our common stock and Class L common stock underlying our options was initially determined by the board of directors in May 2008 in connection with our going private transaction. The key assumption in determining the fair value of stock-based awards on the date of grant is the fair value of the underlying common stock. This fair value determination was made by the board and was based on consideration of management’s estimates of projected financial performance, which included consideration of a contemporaneous valuation performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the AICPA Practice Aid. This valuation relied on a determination of enterprise value based on market multiples demonstrated explicitly by the going private transaction and on the probability weighted expected return method (“PWERM”) for the allocation of the value of the invested capital to the two classes of stock. We updated this valuation internally at the end of each of 2009 and 2010 and in the third quarter of 2011, and these internal valuations were used by our compensation committee of the board of directors in connection with a limited number of additional option grants to our employees in the subsequent year or period.

The fair value of our common stock as of December 31, 2011 was determined by the board of directors after consideration of management’s estimates of projected financial performance, which included consideration of a contemporaneous valuation performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the AICPA Practice Aid, which valuation was performed on a basis consistent with the third-party valuation performed in 2008. This valuation relied on a determination of enterprise value based on a discounted present value of our projected cash flows in future periods. This fair value determination was considered by our board of directors in connection with the offer to exchange outstanding employee options to purchase common stock for options to purchase a combination of shares of common stock and Class L common stock as well as for certain additional grants of options in the second quarter of 2012.

In connection with the preparation of the interim financial statements included in this prospectus, we undertook to confirm that the stock compensation expense taken by the Company in connection with stock option grants during the second quarter of 2012 was reasonable. In doing so, we considered a retrospective valuation as of March 31, 2012 performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the AICPA Practice Aid, which valuation was performed on a basis consistent with the third-party valuation performed in 2008. This valuation relied on a determination of enterprise value based on a discounted present value of our projected cash flows in future periods. After considering the valuation report, we determined that the valuations as of March 31, 2012 and December 31, 2011 were substantially similar and concluded that the board’s determinations of fair value as of April 4, 2012 and May 2, 2012 were reasonable and appropriate as of such dates.

The total equity value at each valuation date was allocated to common stock and Class L common stock based on the PWERM methodology, which involved a forward-looking analysis of possible future exit valuations based on a range of multiples of earnings before interest, taxes, depreciation, amortization, straight line rent expense, stock compensation expense, transaction costs expensed in connection with acquisitions completed in the respective periods (including costs associated with our going private transaction), Sponsor management fee and the annual expense associated with certain long-term incentive plans other than stock options (which we refer to for these purposes as “EBITDA”) at various future exit dates, the estimation of future and present values under each outcome and the application of a probability factor to each outcome. Returns to each class of stock as of each possible future exit date and under each EBITDA multiple scenario were calculated by (i) first allocating equity value to the Class L common stock up to the amount of its preferential distribution amount at the assumed exit date and (ii) allocating any residual equity value to the common stock and Class L common stock on a participating basis.

The significant assumptions underlying the common stock valuations at each grant date were as follows:

				Discounted Cash Flow		PWERM
Valuation Date	Fair Value per Class A Common Share		Market Approach EBITDA Multiples(1)	Perpetuity Growth Rate	Discount Rate(2)	EBITDA Multiple(3)	Weighted Average Years to Exit	Common Stock Discount Rate	Class L Common Stock Discount Rate
May 28, 2008	$10.00	(4)	10.5x	not used	not used	6.5x-14.5x	3.7	44.00%	16.00%
October 1 and October 11, 2011	$10.89	(4)	9.5x	not used	not used	9.5x	2.9	54.60%	15.20%
April 4, 2012	$6.09	(4)	9.5x	3.00%	12.80%	8.6x-9.5x	3.0	56.70%	16.30%
May 2, 2012	$6.09	(4)	9.5x	3.00%	12.80%	8.6x-9.5x	3.0	56.70%	16.30%

(1)	For the valuation at May 28, 2008, the market approach multiple represents the implied value of our company as of May 28, 2008, as the determination of the going private transaction price was based upon an arm’s-length bidding process for a publicly-traded entity. For the valuation supporting the October 2011 awards, the market multiple represents the implied value based on consideration of market data for a consistent group of guideline companies in the education sector. For the valuation supporting the April 4, 2012 and May 2, 2012 grants, the market approach was considered but ultimately not relied upon for a conclusion of fair value given the lack of publicly-traded competitors in the child care industry and the resulting limited comparability of other education companies to us.
(2)	Represents the weighted average cost of capital.
(3)	For the valuation at May 28, 2008, core EBITDA multiples of 9.5x to 11.5x were utilized and given the greatest weighting in the analysis (70%). Extreme case multiples of 6.5x, 7.5x, 8.5x, 12.5x, 13.5x and 14.5x were also employed but were given less weight than the core multiples, with a combined weighting of 15% below 9.5x and 15% above 11.5x.
(4)	Does not give effect to the reclassification.

Equity Awards

Aggregate option grants between May 28, 2008, the date of our going private transaction, and December 31, 2011 were as follows (without giving effect to the reclassification): 1,257,750 options on Class A common shares in 2008 (fair value of $10.00 per share and exercise price of $10.00 per share), 28,300 options on Class A common shares in 2009 (fair value of $10.00 per share and exercise price of $10.00 per share), 71,600 options on Class A common shares in 2010 (fair value of $5.09 per share and exercise price of $10.00 per share), 89,350 options on Class A common shares in April 2011 (fair value of $9.02 per share and exercise price of $10.00 per share) and 41,650 Class A common shares in October 2011 (fair value of $10.89 per share and exercise price of $11.00 per share). On May 2, 2012, 1,401,750 options to acquire Class A common shares were exchanged for options to acquire 815,670 Class A common shares, and options to acquire 90,630 Class L common shares. In addition, on April 4, 2012 and May 2, 2012, a total of 293,004 options to acquire our Class A common shares, and 32,556 options to acquire Class L common shares were also awarded. The fair values and exercise prices for these awards were $6.09 per Class A common share and $511.51 per Class L common share. Prior to the option exchange, our employee stock options (other than rollover options relating to our going private transaction and related awards) were options to purchase only shares of our Class A common stock. In contrast, our investor stockholders held shares of both our Class A common stock and our Class L common stock in a ratio of nine shares of our Class A common stock for every one share of our Class L common stock. Our Class L common stock had a preferential payment right upon any liquidating distribution by us to holders of our capital stock, see “The Reclassification.” As a result, until the entire preference amount was paid out in respect of all outstanding shares of Class L common stock, holders of only shares of Class A common stock (or options to purchase only shares of Class A common stock) were not entitled to receive any portion of such liquidating distribution and, as a result, changes in the value of our equity would not be experienced in the same manner by our investors and our employee optionholders.

We determined in late January 2012 to pursue an option exchange in an attempt to better align the interests of our investor shareholders and our employee optionholders. Specifically, the option exchange was intended to provide an opportunity for existing optionholders to participate on the same basis as our investor shareholders in any equity value that was created through the growth and performance of our business, rather than having optionholders participate in liquidating distributions only after payment of the Class L preferred return. The exchange ratio was selected to provide an approximately equivalent net equity value opportunity to optionholders as the existing option awards, with the new option grants made “at the money” for options to acquire both shares of Class A common stock and shares of Class L common stock.

In connection with the option exchange, as described above, we obtained a contemporaneous valuation of our equity as of December 31, 2011 from an independent third-party valuation specialist, which was conducted in accordance with the guidelines outlined in the AIPCA Practice Aid, and which valuation was performed on a basis consistent with the third-party valuation performed in 2008. The valuation relied on a determination of enterprise value based on a discounted present value of our projected cash flows in future periods. After receiving such contemporaneous valuation, our board of directors approved the option exchange offer on March 9, 2012, including the exchange ratio and the exercise price for new awards (subject to such exercise price being determined by the board to be at least equal to the fair value of the underlying shares on the date of grant). We commenced the option exchange offer on March 26, 2012 and we completed the option exchange (and issued the new option awards) on May 2, 2012. All eligible optionholders participated in the option exchange, which resulted in our equity holders holding equity in the same ratio of nine shares of Class A common stock (or options to purchase such shares) for every one share of Class L common stock (or options to purchase such shares). After giving effect to the reclassification, options to purchase an aggregate of 1,108,674 shares of our Class A common stock at an exercise price of $6.09 per share that were awarded in 2012 in connection with the option exchange or other grants became exercisable for an aggregate of 562,652 shares of our common stock at an exercise price of $12.00 per common share. In addition, options to purchase an aggregate of 123,186 shares of our Class L common stock at an exercise price of $511.51 per share that were awarded in 2012 in connection with the option exchange or other grants became exercisable for an aggregate of 4,335,592 shares of our common stock at an exercise price of $14.54 per common share. In the aggregate, as of September 30, 2012 after giving effect to the reclassification, we had outstanding options to purchase 5,062,017 shares of our common stock at a weighted average exercise price of $13.84 per common share.

Since October 1, 2011, we have granted stock options to our employees as follows:

	Options to purchase shares of Class A common stock
	As Granted						After Giving Effect to the Reclassification
Grant Date	Number of Underlying Shares		Exercise Price		Fair Value of Class A Common Stock	Fair Value of Stock Option(6)	Number of Underlying Shares	Exercise Price	Fair Value of Common Stock	Fair Value of Stock Option(6)
October 1, 2011	21,000	(1)	$11.00	(2)	$10.89	$6.15	10,657	$21.67	$21.45	$12.11
October 11, 2011	20,650	(1)	$11.00	(2)	$10.89	$6.16	10,479	$21.67	$21.45	$12.13
April 4, 2012	81,684		$6.09	(3)	$6.09	$2.90	41,454	$12.00	$12.00	$5.71
May 2, 2012(5)	815,670		$6.09	(4)	$6.09	$2.90	413,952	$12.00	$12.00	$5.71
May 2, 2012	211,320		$6.09	(4)	$6.09	$3.70	107,244	$12.00	$12.00	$7.29

	Options to purchase shares of Class L common stock
	As Granted					After Giving Effect to the Reclassification
Grant Date	Number of Underlying Shares	Exercise Price		Fair Value of Class L Common Stock	Fair Value of Stock Option(6)	Number of Underlying Shares	Exercise Price	Fair Value of Common Stock	Fair Value of Stock Option(6)
April 4, 2012	9,076	$511.51	(3)	$511.51	$243.96	319,434	$14.53	$14.53	$6.93
May 2, 2012(5)	90,630	$511.51	(4)	$511.51	$243.96	3,189,768	$14.53	$14.53	$6.93
May 2, 2012	23,480	$511.51	(4)	$511.51	$310.31	826,390	$14.53	$14.53	$8.82

(1)	Options to purchase shares of our Class A common stock granted in October 2011 were exchanged on May 2, 2012 as part of the option exchange transaction in the ratio and on the terms discussed above and under “Management—Equity Plan.”
(2)	Determined based on the fair value of our equity, as determined by our board of directors based on an updated internal valuation as of September 30, 2011.
(3)	Determined based on the fair value of our equity, as determined by the compensation committee of our board of directors, on April 4, 2012. The most recent contemporaneous valuation was as of December 31, 2011 and reflected our consideration of a third-party valuation as of December 31, 2011 that was delivered to us on March 6, 2012.
(4)	Determined based on the fair value of our equity, as determined by the compensation committee of our board of directors, on May 2, 2012. The most recent contemporaneous valuation was as of December 31, 2011 and reflected our consideration of a third-party valuation as of December 31, 2011 that was delivered to us on March 6, 2012.
(5)	Represents stock options granted pursuant to the option exchange transaction described above and under “Management—Equity Plan.”
(6)	Calculated using the Black-Scholes option pricing model using the following weighted average assumptions: for the October 2011 Class A option awards, the expected stock price volatility was 82%, the risk free interest rate was 0.63% and the expected life of the stock options was 3.6 years. For the stock option awards in 2012, which were awarded in the ratio of options to purchase nine shares of Class A common stock for each option to purchase one share of Class L common stock, the expected stock price volatility was 87%, the risk free interest rate was 0.37% and the expected life of the stock options was 2.6 years. For all stock option awards in all periods, our expected dividend yield was 0.0%.

In accordance with applicable accounting guidance for the modification of existing stock option awards, we used the Black-Scholes option pricing model to compute the fair value of the stock options immediately before and immediately after the modification. Based on this methodology, we determined that the fair value of stock options to purchase shares of Class A common stock was $3.21 per share before the modification and $2.90 per share after the modification, and the fair value of stock options to purchase shares of Class L common stock was $243.96 per share after the modification. On the basis of the foregoing, we determined an estimated total stock compensation charge, net of estimated forfeitures, of $19.0 million associated with the option exchange. We expensed $12.7 million in the quarter ended June 30, 2012 (and a total of $13.0 million through September 30, 2012) of this total compensation charge for the requisite service period already fulfilled. We will expense the remainder of this stock compensation charge as the service period and performance conditions are met. Approximately $5 million of the portion of the compensation expense yet to be recognized relates to the stock options that have a performance condition that will be met upon completion of this offering, at which time we will expense such amount.

Results of Operations

The following table sets forth statement of operations data as a percentage of revenue for the three years ended December 31, 2011, and for the nine months ended September 30, 2012 and 2011 (in thousands, except percentages).

	Years Ended December 31,						Nine Months Ended September 30,
	2009		2010		2011		2011		2012
Revenue	$852,323	100.0%	$878,159	100.0%	$973,701	100.0%	$724,816	100.0%	$797,512	100.0%
Cost of services(1)	672,793	79.0%	698,264	79.5%	766,500	78.7%	571,015	78.8%	614,847	77.1%

Gross profit	179,530	21.0%	179,895	20.5%	207,201	21.3%	153,801	21.2%	182,665	22.9%
Selling, general and administrative expenses(2)	82,798	9.7%	83,601	9.5%	92,938	9.5%	69,050	9.5%	94,847	11.9%
Amortization	29,960	3.5%	27,631	3.2%	27,427	2.9%	20,697	2.9%	20,298	2.5%

Income from operations	66,772	7.8%	68,663	7.8%	86,836	8.9%	64,054	8.8%	67,520	8.5%
Net interest expense and other	83,096	9.7%	88,971	10.1%	81,249	8.3%	62,246	8.6%	61,702	7.8%

Income (loss) before tax	(16,324)	(1.9)%	(20,308)	(2.3)%	5,587	0.6%	1,808	0.2%	5,818	0.7%
Income tax (expense) benefit	6,789	0.8%	10,314	1.2%	(825)	(0.1)%	(916)	(0.1)%	(1,536)	(0.2)%

Net income (loss)	(9,535)	(1.1)%	(9,994)	(1.1)%	4,762	0.5%	892	0.1%	4,282	0.5%

(1)	Cost of services consists of direct expenses associated with the operation of child care centers, and direct expenses to provide back-up dependent care services, including fees to back-up care providers, and educational advisory services. Direct expenses consist primarily of salaries, taxes and benefits for personnel, food costs, program supplies and materials, parent marketing and facilities costs, which include occupancy costs and depreciation.
(2)	Selling, general and administrative (“SGA”) expenses consist primarily of salaries, payroll taxes and benefits (including stock compensation costs) for corporate, regional and business development personnel. Other overhead costs include information technology, occupancy costs for corporate and regional personnel, professional services fees, including accounting and legal services, and other general corporate expenses.

Nine Months Ended September 30, 2012 Compared to the Nine Months Ended September 30, 2011

Revenue.    Revenue increased $72.7 million, or 10.0%, to $797.5 million for the nine months ended September 30, 2012 from $724.8 million for the same period in the prior year. Revenue growth is primarily attributable to contributions from new and ramping child care and early education centers, expanded sales of our back-up dependent care services and typical annual tuition increases of 3% to 4%. Revenue generated by full service center-based care services in the nine months ended September 30, 2012 increased by $59.0 million, or 9.4%, when compared to the same period in 2011. Revenue generated by back-up dependent care services in the nine months ended September 30, 2012 increased by $11.1 million, or 13.2%, when compared to the same period in 2011. Additionally, revenue generated by other educational advisory services in the nine months ended September 30, 2012 increased by $2.6 million, or 24.6%, when compared to the same period in 2011.

Our acquisition of the 27 Casterbridge centers in the United Kingdom on May 23, 2012 contributed approximately $15.9 million of revenue in the nine months ended September 30, 2012 from

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding equity awards held by our named executive officers as of December 31, 2011 without giving effect to the reclassification.

Option Awards (1)
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(d)		Option Exercise Price (5)($) (e)	Option Expiration Date(6) (f)
David Lissy	804	(2)	-		-		$112.50	2/14/2012
	1,864	(2)	-		-		$112.50	3/6/2013
	1,760	(2)	-		-		$112.50	2/28/2012
	1,188	(2)	-		-		$112.50	2/15/2013
	543	(2)	-		-		$112.50	2/19/2014
	70,860	(3)	47,240	(3)	-		$10.00	9/2/2018
	-		-		118,100	(4)	$10.00	9/2/2018

Mary Ann Tocio	4,023	(2)	-		-		$112.50	2/14/2012
	3,107	(2)	-		-		$112.50	3/6/2013
	1,354	(2)	-		-		$112.50	2/28/2012
	848	(2)	-		-		$112.50	2/15/2013
	226	(2)	-		-		$112.50	2/19/2014
	66,570	(3)	44,380	(3)	-		$10.00	9/2/2018
	-		-		110,950	(4)	$10.00	9/2/2018

Elizabeth Boland	1,430	(2)	-		-		$112.50	3/6/2013
	29,580	(3)	19,720	(3)	-		$10.00	9/2/2018
	-		-		49,300	(4)	$10.00	9/2/2018
	-		7,500	(3)	-		$10.00	4/1/2021
	-		-		7,500	(4)	$10.00	4/1/2021

(1)	The amounts in the table reflect options to purchase shares of our Class A common stock and Class L common stock outstanding as of December 31, 2011. The amounts included in the table do not give effect to our option exchange described below that was completed on May 2, 2012 or the reclassification. The exercise prices of the option awards granted as part of the option exchange are $6.09 per share of Class A common stock and $511.51 per share of Class L common stock, which amounts are equal to the fair market value of our Class A common stock and Class L common stock, respectively, on the date of grant of the new option awards, and do not give effect to the reclassification. For a more detailed discussion of this option exchange, see the discussion in “—Equity Plan” below and in note 12 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Reflects options to purchase a combination of shares consisting of nine shares of our Class A common stock at $2.50 per share and one share of Class L common stock at $90.00 per share, resulting in an aggregate exercise price of $112.50 for such combination of shares. These continuation options were granted in connection with our going private transaction in substitution for then-outstanding options granted under the Bright Horizons Family Solutions LLC 2006 Equity Incentive Plan and the Amended and Restated 1998 Stock Incentive Plan and were fully vested at the time of grant. After giving effect to the reclassification, each outstanding option to purchase one share of Class A common stock at an exercise price of $2.50 per share became exercisable for 0.5075 shares of our common stock at an exercise price of $4.93 per share, and each outstanding option to purchase one share of Class L common stock at an exercise price of $90.00 per share became exercisable for 35.1955 shares of our common stock at an exercise price of $2.56 per share.
(3)	Reflects options to purchase shares of our Class A common stock that are subject to service-based vesting requirements. 40% of the shares underlying these options vest on the second anniversary of the date of grant and 20% of the shares vest on each of the third, fourth and fifth anniversaries of the date of grant, subject to continued employment. The award granted to Ms. Boland on April 1, 2011 vests in equal installments on each of January 1, 2012, 2013 and 2014, subject to her continued employment. After giving effect to the reclassification, each outstanding option to purchase one share of Class A common stock at an exercise price of $10.00 per share became exercisable for 0.5075 shares of our common stock at an exercise price of $12.00 per share.
(4)

Reflects options to purchase shares of our Class A common stock that are subject to service-based and performance-based vesting conditions for which the performance condition had not been satisfied as of the end of fiscal 2011. These options conditionally vest on the same schedule as described in note (3) above, but will only fully vest and become exercisable if there is a sale of the Company or an initial public offering of the Company’s stock or upon the cessation of the optionee’s employment other than in connection with a breach by the optionee of any restrictive covenants. In addition, the performance condition for Ms. Tocio’s award will be deemed satisfied in the event her employment is terminated as a result of her retirement at any time after May 28, 2013. The performance condition for all of these awards will be satisfied upon completion of this offering. After giving effect to the reclassification, each outstanding option to purchase one share of

Class A common stock at an exercise price of $10.00 per share became exercisable for 0.5075 shares of our common stock at an exercise price of $12.00 per share.
(5)	The exercise price of the options is at or above the fair market value of a share of our common stock on the grant date, as determined by the board in accordance with the common stock valuation policy described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Common Stock Valuation and Stock-Based Compensation.” The exercise price of each continuation option expiring in 2012, 2013 and 2014 was adjusted at the time of our going private transaction based on the value of our equity on May 28, 2008, the closing date of our going private transaction.
(6)	All options have a ten-year term (except the continuation options described in note (2), which retained their original term and expire in 2012, 2013 and 2014).

Retirement Benefits

We do not have any qualified or non-qualified defined benefit plans or supplemental executive retirement plans that apply to our named executive officers. We offer a tax-qualified retirement plan (the “401(k) Plan”) to eligible employees, including our named executive officers. The 401(k) Plan permits eligible employees to defer up to 50% of their annual eligible compensation, subject to certain limitations imposed by the Internal Revenue Service. Employees’ elective deferrals are immediately vested and non-forfeitable in the 401(k) Plan. Each plan year, we may, but are not required to, make discretionary matching contributions and other employer contributions on behalf of eligible employees. Employer matching contributions and other employer contributions begin to vest 20% per year after two years of vesting service with us and fully vest after six years of vesting service with us.

Severance Agreements

The Company has entered into a severance agreement with each of Mr. Lissy, Ms. Tocio and Ms. Boland, which agreements provide for certain payments and benefits upon a qualifying termination of the executive’s employment and/or a change of control.

Termination of Employment Without Cause or for Good Reason Within 24 Months Following a Change of Control (the “Protection Period”).    If within 24 months after a change of control the executive’s employment is terminated by the Company for any reason other than for cause or death or disability or the executive terminates his or her employment for good reason (as such terms are defined in the respective agreements), the executive will be entitled to receive, in each case, (a) any accrued but unpaid base salary as of termination and a prorated portion of any bonus payable for the fiscal year in which the termination occurs, and (b) subject to the executive not breaching the non-competition, non-solicitation and non-hire provisions contained in the executive’s agreement, monthly severance pay for 24 months (or until such earlier date as the executive secures other employment) equal to 1/24th of the executive’s total base salary and cash bonus compensation for the prior two years of the executive’s employment. If the executive elects, in accordance with applicable federal law, to continue his or her participation in the Company’s health plans following termination of employment, the Company will pay the premiums for such participation for 24 months (or until such earlier date as the executive secures other employment). If the executive’s continued participation in the Company’s group health plans is not possible under the terms of those plans, the Company will instead arrange to provide the executive and his or her dependents substantially similar benefits upon comparable terms or pay the executive an amount in cash equal to the full cash value of such continued benefits. The executive’s right to receive severance pay and benefits is subject to his or her execution of an effective release of claims in favor of the Company.

Termination of Employment Without Cause or for Good Reason Outside of the Protection Period.    If the Company terminates the executive’s employment without cause or the executive resigns for good reason, in either case outside of the 24-month period following a change of control, in addition to any accrued but unpaid base salary and other accrued benefits then due to the executive as of termination, the executive will be entitled to receive bi-weekly severance payments for 18 months (in the case of Ms. Boland, for one year) at his or her then-base salary rate and a prorated portion of any

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of November 1, 2012 but after giving effect to the reclassification as if it had occurred on that date by (i) such persons known to us to be beneficial owners of more than 5% of our common stock, (ii) each of our directors and named executive officers, and (iii) all of our directors and executive officers as a group.

Prior to this offering, our stockholders agreement provided that significant corporate decisions, including the election of directors, were required to be taken in accordance with the direction of investment funds affiliated with the Sponsor. In connection with this offering, many of these provisions of the stockholders agreement will terminate. See “Related Party Transactions.”

Unless otherwise indicated below, the address for each listed director, officer and stockholder is c/o Bright Horizons Family Solutions Inc., 200 Talcott Avenue South, Watertown, Massachusetts 02472. Beneficial ownership has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after November 1, 2012 through the exercise of any option, warrant or other right. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to options exercisable within 60 days after November 1, 2012 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. For more information regarding the terms of our common stock, see “Description of Capital Stock.” For more information regarding our relationship with certain of the persons named below, see “Related Party Transactions.”

The numbers listed below are based on 52,771,119 shares of our common stock outstanding as of November 1, 2012 after giving effect to the reclassification as if it had occurred on that date. As of November 1, 2012, prior to giving effect to the reclassification, we had outstanding 11,946,135 shares of Class A common stock and 1,327,115 shares of Class L common stock.

Name and Address of Beneficial Owner	Shares Owned Before the Offering		Shares Owned After the Offering (no option exercise)		Shares Owned After the Offering (full option exercise)
	Number	Percentage	Number	Percentage	Number	Percentage
Beneficial owners of 5% or more of our common stock:
Bain Capital Fund X, L.P. and related funds(1)	51,559,364	97.7%	51,559,364	83.4%	51,559,364	82.7%

Directors and Named Executive Officers:
Lawrence Alleva	—	*	—	*	—	*
Joshua Bekenstein(2)	—	*	—	*	—	*
Roger Brown(3)	339,333	*	339,333	*	339,333	*
Jordan Hitch(2)	—	*	—	*	—	*
David Humphrey(2)	—	*	—	*	—	*
Marguerite Kondracke(4)	4,135	*	4,135	*	4,135	*
Sara Lawrence-Lightfoot(5)	4,135	*	4,135	*	4,135	*
David Lissy(6)	712,989	1.3%	712,989	1.2%	712,989	1.1%
Linda Mason(7)	339,333	*	339,333	*	339,333	*
Mary Ann Tocio(8)	677,281	1.3%	677,281	1.1%	677,281	1.1%
Elizabeth Boland(9)	252,016	*	252,016	*	252,016	*
All executive officers and directors as a group (13 persons)(10)	2,164,406	4.0%	2,164,406	3.5%	2,164,406	3.5%

*	Indicates less than one percent
(1)

The shares included in the table consist of: (i) 50,963,799 shares of common stock owned by Bain Capital Fund X, L.P., whose managing partner is Bain Capital Partners X, L.P., whose managing partner is Bain Capital Investors, LLC (“BCI”), (ii) 6,759 shares of common stock owned by BCIP Associates-G, whose managing partner is BCI, (iii) 357,758 shares of common stock owned by BCIP Associates III, LLC, whose manager is BCIP Associates III, (iv) 64,948 shares of common stock owned by BCIP Associates III-B LLC, whose manager is BCIP Associates III-B, (v) 155,342 shares of common stock owned by BCIP T Associates III, LLC, whose manager is BCIP Trust Associates III and (vi) 10,758 shares of common stock owned by BCIP T Associates III-B, LLC whose managing partner is BCIP Trust Associates III-B. BCI is the managing partner of BCIP Associates III, BCIP Associates, III-B, BCIP Trust Associates III and BCIP Trust Associates III-B. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by each of Bain Capital Fund X, L.P., BCIP Associates-G, BCIP Associates III, LLC, BCIP Associates III-B, LLC, BCIP T Associates III, LLC and BCIP T Associates III-B, LLC (collectively, the “Bain Capital Entities”). As of November 1, 2012 and prior to giving effect to the reclassification, the Bain Capital Entities collectively owned 11,670,003 shares of our Class A common stock and 1,296,667 shares of our Class L common stock. Voting and investment determinations with respect to the shares held by the Bain Capital Entities are made by an investment committee comprised of the following managing directors of BCI: Andrew Balson, Steven Barnes, Joshua Bekenstein, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, Matthew Levin, Ian Loring, Phillip Loughlin, Mark Nunnelly, Stephen Pagliuca, Ian Reynolds, Mark Verdi and Stephen Zide. As a result, and by virtue of the relationships described in this footnote, the investment committee of BCI may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of the investment committee of BCI disclaims beneficial ownership of such shares. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, 200 Clarendon Street, Boston, MA 02116.

(2)	Does not include shares of common stock held by the Bain Capital Entities. Each of Messrs. Bekenstein and Hitch is a Managing Director and serves on the investment committee of BCI and as a result, and by virtue of the relationships described in footnote (1) above, may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. Mr. Humphrey is a Principal of Bain Capital Partners, LLC. Each of Messrs. Bekenstein, Hitch and Humphrey disclaims beneficial ownership of the shares held by the Bain Capital Entities. The address for Messrs. Bekenstein, Hitch and Humphrey is c/o Bain Capital Partners, LLC, 200 Clarendon Street, Boston, MA 02116.
(3)	Includes (i) 34,712 shares held by the Roger H. Brown, Jr. Trust dated August 7, 1996, (ii) 177,103 shares held by the Linda A. Mason Trust dated August 7, 1996, (iii) 88,193 shares that may be acquired by Mr. Brown upon the exercise of outstanding options, and (iv) 39,325 shares that may be acquired by Ms. Mason, Mr. Brown’s spouse, upon the exercise of outstanding options. The share amounts in the table do not reflect options to purchase 7,793 shares held by Mr. Brown and options to purchase 25,925 shares held by Ms. Mason that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of November 1, 2012 and prior to giving effect to the reclassification, Mr. Brown beneficially owned 76,806 shares of our Class A common stock and 8,534 shares of our Class L common stock, including (i) 7,857 shares of Class A common stock and 873 shares of Class L common stock held by the Roger H. Brown, Jr. Trust dated August 7, 1996, (ii) 40,086 shares of Class A common stock and 4,454 shares of Class L common stock held by the Linda A. Mason Trust dated August 7, 1996, (iii) 19,962 shares of Class A common stock and 2,218 shares of Class L common stock that may be acquired by Mr. Brown upon the exercise of outstanding options, and (iv) 8,901 shares of Class A common stock and 989 shares of Class L common stock that may be acquired by Ms. Mason upon the exercise of outstanding options.
(4)	Includes 4,135 shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase 4,135 shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of November 1, 2012 and prior to giving effect to the reclassification, Ms. Kondracke beneficially owned 936 shares of Class A common stock and 104 shares of Class L common stock, all of which can be acquired upon the exercise of outstanding options.
(5)	Includes 4,135 shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase 4,135 shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of November 1, 2012 and prior to giving effect to the reclassification, Dr. Lawrence-Lightfoot beneficially owned 936 shares of Class A common stock and 104 shares of Class L common stock, all of which can be acquired upon the exercise of outstanding options.
(6)

Includes 375,322 shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase 241,758 shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of November 1, 2012 and prior to giving effect to the reclassification, Mr. Lissy beneficially owned 161,379 shares of Class A common stock and 17,931 shares of Class L common stock, including 84,951 shares of Class A common stock and 9,439 shares of Class L common stock that can be acquired upon the exercise of outstanding options.

(7)	Includes (i) 177,103 shares held by the Linda A. Mason, Jr. Trust dated August 7, 1996, (ii) 34,712 shares held by the Roger H. Brown Trust dated August 7, 1996, (iii) 39,325 shares that may be acquired by Ms. Mason upon the exercise of outstanding options, and (iv) 88,193 shares that may be acquired by Mr. Brown, Ms. Mason’s spouse, upon the exercise of outstanding options. The share amounts in the table do not reflect options to purchase 25,925 shares held by Ms. Mason and options to purchase 7,793 shares held by Mr. Brown that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of November 1, 2012 and prior to giving effect to the reclassification, Ms. Mason beneficially owned 76,806 shares of our Class A common stock and 8,534 shares of our Class L common stock, including (i) 40,086 shares of Class A common stock and 4,454 shares of Class L common stock held by the Linda A. Mason Trust dated August 7, 1996, (ii) 7,857 shares of Class A common stock and 873 shares of Class L common stock held by the Roger H. Brown, Jr. Trust dated August 7, 1996, (iii) 19,962 shares of Class A common stock and 2,218 shares of Class L common stock that may be acquired by Mr. Brown upon the exercise of outstanding options, and (iv) 8,901 shares of Class A common stock and 989 shares of Class L common stock that may be acquired by Ms. Mason upon the exercise of outstanding options.
(8)	Includes 426,815 shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase 227,125 shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of November 1, 2012 and prior to giving effect to the reclassification, Ms. Tocio beneficially owned 153,297 shares of Class A common stock and 17,033 shares of Class L common stock, including 96,606 shares of Class A common stock and 10,734 shares of Class L common stock that can be acquired upon the exercise of outstanding options.
(9)	Includes 133,165 shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase 107,398 shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of November 1, 2012 and prior to giving effect to the reclassification, Ms. Boland beneficially owned 57,042 shares of Class A common stock and 6,338 shares of Class L common stock, including 30,141 shares of Class A common stock and 3,349 shares of Class L common stock that can be acquired upon the exercise of outstanding options.
(10)	Includes 1,200,120 shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase 736,124 shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of November 1, 2012 and prior to giving effect to the reclassification, all executive officers and directors as a group beneficially owned 489,897 shares of Class A common stock and 45,934 shares of Class L common stock, including 271,638 shares of Class A common stock and 30,182 shares of Class L common stock that can be acquired upon the exercise of outstanding options.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,		September 30, 2012	Pro Forma September 30, 2012
	2010	2011
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$15,438	$30,448	$45,057
Accounts receivable—net	59,122	60,656	47,988
Income taxes receivable	18,118	17	-
Prepaid expenses and other current assets	20,104	20,485	24,440
Prepaid income taxes	8,862	2,070	204
Current deferred income taxes	9,498	10,529	11,196

Total current assets	131,142	124,205	128,885

Fixed assets—net	219,837	237,157	328,358
Goodwill	887,895	947,371	991,967
Other intangibles—net	475,115	453,117	440,067
Deferred income taxes	204	1,814	1,632
Other assets	7,499	7,500	8,694

Total assets	$1,721,692	$1,771,164	$1,899,603

LIABILITIES, NONCONTROLLING INTEREST AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$3,654	$4,814	$850
Line of credit payable	18,500	-	-
Accounts payable and accrued expenses	73,688	89,033	102,956
Deferred revenue	82,306	90,845	83,555
Other current liabilities	7,715	8,980	14,787

Total current liabilities	185,863	193,672	202,148

Long-term debt	773,304	794,443	898,047
Accrued rent and related obligations	15,194	18,580	21,985
Other long-term liabilities	18,473	22,526	24,374
Deferred revenue	4,251	3,878	4,104
Deferred income taxes	160,407	156,144	143,025

Total liabilities	1,157,492	1,189,243	1,293,683

Commitments and contingencies (Note 14)

Redeemable noncontrolling interest	-	15,527	15,825

Common stock, Class L, $0.001 par value, at accreted distribution value:
Authorized: 5,000,000 shares; no shares authorized pro forma
Issued: 1,318,442, 1,318,970, and 1,327,115 shares at December 31, 2010 and 2011 and September 30, 2012, respectively; no shares issued pro forma
Outstanding: 1,317,053, 1,317,581, and 1,327,115 shares at December 31, 2010 and 2011 and September 30, 2012, respectively; no shares outstanding pro forma	699,533	772,422	832,516	-

Stockholders’ deficit:
Common stock, Class A, $0.001 par value:
Authorized: 50,000,000 shares
Issued: 6,021,984, 6,024,395 and 6,062,653 shares at December 31, 2010 and 2011 and September 30, 2012, respectively
Outstanding: 6,015,640, 6,018,051 and 6,062,653 shares at December 31, 2010 and 2011 and September 30, 2012, respectively	12	12	12	61
Additional paid-in capital	125,734	126,926	144,318	976,785
Treasury stock, at cost: 6,344 Class A shares at December 31, 2010 and 2011; and 0 Class A shares at September 30, 2012	(125)	(125)	-	-
Accumulated other comprehensive loss	(10,357)	(14,161)	(8,998)	(8,998)
Accumulated deficit	(250,597)	(318,680)	(377,753)	(377,753)

Total stockholders’ deficit	(135,333)	(206,028)	(242,421)	590,095

Total liabilities, noncontrolling interest, common stock and stockholders’ deficit	$1,721,692	$1,771,164	$1,899,603

See notes to consolidated financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	Years ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Revenue	$852,323	$878,159	$973,701	$724,816	$797,512
Cost of services	672,793	698,264	766,500	571,015	614,847

Gross profit	179,530	179,895	207,201	153,801	182,665
Selling, general and administrative expenses	82,798	83,601	92,938	69,050	94,847
Amortization	29,960	27,631	27,427	20,697	20,298

Income from operations	66,772	68,663	86,836	64,054	67,520
Gains from foreign currency transactions	-	-	835	871	-
Interest income	132	28	824	29	106
Interest expense	(83,228)	(88,999)	(82,908)	(63,146)	(61,808)

Income (loss) before income taxes	(16,324)	(20,308)	5,587	1,808	5,818
Income tax benefit (expense)	6,789	10,314	(825)	(916)	(1,536)

Net (loss) income	(9,535)	(9,994)	4,762	892	4,282
Net income attributable to noncontrolling interest	-	-	3	92	294

Net income (loss) attributable to Bright Horizons Family Solutions Inc.	$(9,535)	$(9,994)	$4,759	$800	$3,988

Accretion of Class L preference	58,559	64,712	71,568	52,856	58,401
Accretion of Class L preference for vested options	1,171	1,251	1,274	944	4,660

Net loss available to common shareholders	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)

Allocation of net (loss) income to common stockholders—basic and diluted:
Class L	$58,559	$64,712	$71,568	$52,856	$58,401
Class A	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)
Earnings (loss) per share:
Class L—basic and diluted	$44.52	$49.21	$54.33	$40.13	$44.05
Class A—basic and diluted	$(11.55)	$(12.64)	$(11.32)	$(8.81)	$(9.75)
Weighted average number of common shares outstanding:
Class L—basic and diluted	1,315,267	1,315,153	1,317,273	1,317,170	1,325,903
Class A—basic and diluted	6,007,482	6,006,960	6,016,733	6,016,175	6,057,128
Pro Forma net income per share
Basic					$0.08
Diluted					$0.07
Pro Forma weighted average common shares outstanding
Basic					53,001,468
Diluted					53,263,168

See notes to consolidated financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data)

	Common Stock Class A		Additional Paid In Capital	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at January 1, 2009	6,009,934	$12	$120,996	$(18)	$(12,743)	$(105,375)	$2,872

Stock-based compensation			2,325				2,325
Exercise of stock options	1,562	-	8				8
Purchase of treasury stock				(85)			(85)
Translation adjustments					4,185		4,185
Accretion of Class L preference						(59,731)	(59,731)
Net loss						(9,535)	(9,535)

Balance at December 31, 2009	6,011,496	12	123,329	(103)	(8,558)	(174,641)	(59,961)

Stock-based compensation			2,354				2,354
Exercise of stock options	10,488	-	51				51
Purchase of treasury stock				(22)			(22)
Translation adjustments					(1,799)		(1,799)
Accretion of Class L preference						(65,962)	(65,962)
Net loss						(9,994)	(9,994)

Balance at December 31, 2010	6,021,984	12	125,734	(125)	(10,357)	(250,597)	(135,333)

Stock-based compensation			1,158				1,158
Exercise of stock options	2,411	-	12				12
Tax benefit from stock option exercises			22				22
Translation adjustments					(3,804)		(3,804)
Accretion of Class L preference						(72,842)	(72,842)
Net income attributable to Bright Horizons Family Solutions Inc.						4,759	4,759

Balance at December 31, 2011	6,024,395	12	126,926	(125)	(14,161)	(318,680)	(206,028)

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data) (Continued)

	Common Stock Class A		Additional Paid In Capital	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Stock-based compensation (unaudited)			16,700				16,700
Exercise of stock options (unaudited)	86,066	-	440				440
Tax benefit from stock option exercises (unaudited)			874				874
Purchase of treasury stock (unaudited)				(497)			(497)
Retirement of treasury stock (unaudited)	(47,808)		(622)	622			-
Translation adjustments (unaudited)					5,163		5,163
Accretion of Class L preference (unaudited)						(63,061)	(63,061)
Net income attributable to Bright Horizons Family Solutions Inc. (unaudited)						3,988	3,988

Balance at September 30, 2012 (unaudited)	6,062,653	$12	$144,318	$-	$(8,998)	$(377,753)	$(242,421)

See notes to consolidated financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Bright Horizons Family Solutions Inc. (“Bright Horizons” or the “Company”) provides workplace services for employers and families throughout the United States, Puerto Rico, Canada, the United Kingdom, Ireland, the Netherlands, and India. Workplace services include center-based child care, education and enrichment programs, elementary school education, back-up dependent care (for children and elders), before and after school care, college preparation and admissions counseling, tuition reimbursement program management, and other family support services.

The Company operates its child care and early education centers under various types of arrangements, which generally can be classified into two categories: (i) the management or cost plus (“Cost Plus”) model, where Bright Horizons manages a work-site child care and early education center under a cost-plus arrangement with an employer sponsor, and (ii) the profit and loss (P&L) model, where the Company assumes the financial risk of the child care and early education center’s operations. The P&L model may be operated under either (a) the sponsored model, where Bright Horizons provides child care and early educational services on a priority enrollment basis for employees of an employer sponsor, or (b) the lease/consortium model, where the Company provides priority child care and early education to the employees of multiple employers located within a real estate developer’s property or the community at large. Under each model type the Company retains responsibility for all aspects of operating the child care and early education center, including the hiring and paying of employees, contracting with vendors, purchasing supplies, and collecting tuition and related accounts receivable.

Unaudited Pro Forma Information—The unaudited pro forma balance sheet as of September 30, 2012 reflects the conversion of all outstanding shares of Class L common stock as of that date into Class A common stock at a conversion ratio of 35.1955 shares of Class A common stock for each share of Class L common stock. For purposes of pro forma net income per share, all shares of Class L common stock have been treated as though they had been converted to common stock in all periods in which such shares were outstanding.

Basis of Presentation—On May 28, 2008, Bright Horizons Family Solutions, Inc. (the “Predecessor”) completed a transaction (the “Merger”) with affiliates of Bain Capital Partners, LLC (“Bain”), pursuant to which a wholly-owned subsidiary of Bain was merged with and into the Predecessor, which converted to a single member limited liability corporation (LLC), Bright Horizons Family Solutions LLC, and continued as the surviving corporation. Bright Horizons Family Solutions LLC is a wholly-owned subsidiary of Bright Horizons Capital Corp., which is in turn a wholly- owned subsidiary of Bright Horizons Solutions Corp., a subsidiary controlled by affiliates of Bain. In July 2012, Bright Horizons Solutions Corp. changed its name to Bright Horizons Family Solutions Inc.

As part of the Merger, a new basis of accounting was established and the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

11.    INCOME TAXES (continued)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company’s current provision for income tax expense for the years ended December 31, 2009, 2010, and 2011 included $0.6 million, $0.4 million, and $0.8 million, respectively, of interest and penalties related to tax positions of the Company. The liability for total interest and penalties at December 31, 2010 and 2011 was $2.5 million and $3.1 million, respectively, and is included in other long-term liabilities. There have not been any significant changes to the uncertain tax positions in 2012 and additional interest on the unrecognized tax benefits has been included in the tax expense in the consolidated statement of operations.

The total amount of unrecognized tax benefits that if recognized would affect the Company’s effective tax rate is $9.2 million. The Company does not expect a material reduction to the reserve in the next twelve months.

The Company and its domestic subsidiaries are subject to U.S. Federal income tax as well as multiple state jurisdictions. U.S. Federal income tax returns are typically subject to examination by the Internal Revenue Service (IRS) and the statute of limitations for Federal income tax returns is three years. The Predecessor’s 2006, 2007, and May 28, 2008 Federal tax returns were audited by the IRS and the audit was completed in 2011 for the May 28, 2008 Federal tax return and amended 2006 Federal tax return. The $1.6 million reduction during 2011 for tax positions of prior years is principally due to the resolution and completion of the 2008 U.S. Federal income tax audit of the Predecessor. The Company’s filings for 2008 through 2010 are subject to audit based upon the Federal statute of limitations.

State income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. The state impact of any Federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. There were no significant settlements of state audits during 2011. As of December 31, 2011, there was one state income tax audit pending and during 2012, the state audit was closed and an insignificant settlement payment was charged to income tax expense.

The Company is also subject to corporate income tax at its subsidiaries located in the United Kingdom, the Netherlands, India, Canada, Ireland, and Puerto Rico. The tax returns for the Company’s subsidiaries located in foreign jurisdictions are subject to examination for periods ranging from one to seven years.

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION

Equity Incentive Plan

The Company has an incentive compensation plan under which, as of December 31, 2011, it was authorized to grant options to acquire Class A common stock to employees and directors, as well as to consultants and advisors to the Company. Excluding options rolled over from the Predecessor in conjunction with the Merger, under the terms of the 2008 Equity Incentive Plan, as amended on March 7, 2011 (the “Plan”), approximately 0.8 million shares of Class A common stock were available

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

for issuance upon exercise of awards granted under the plan. As of December 31, 2011, there were approximately 54,000 shares of Class A common stock remaining available for grant under the Plan. On March 9, 2012 the stockholders of the Company voted to increase the number of shares available to be issued in respect of awards granted under the plan to 1.5 million shares of Class A common stock and 150,000 shares of Class L common stock.

Stock options granted under the Plan are subject to either a service condition or a service condition and a performance condition, and expire at the earlier of ten years from date of grant or termination of the holder’s employment with the Company, unless such termination was due to death, disability or retirement, unless otherwise determined by the Administrator of the Plan. The majority of the options have a requisite service period of five years, with 40% of the options vesting on the second anniversary of the date of grant and 20% vesting on each of the third, fourth and fifth anniversaries. Certain options have a requisite service period of three to four years, with 33% of the options vesting on the first or second anniversary of the date of grant and 33% vesting on each of the following anniversaries until fully vested. The performance based options additionally require the occurrence of a Change in Control, as defined in the Plan, or the closing of an initial public offering. For stock options granted with a service condition only, stock-compensation expense is recognized on a straight-line basis over the requisite service period of each separately vesting tranche. For stock options granted with a service and performance condition, stock-compensation expense will be recognized upon the Change in Control, as defined in the Plan, or the closing of an initial public offering, to the extent that the requisite service period is already fulfilled.

On March 9, 2012, the Board of Directors approved the exchange of existing stock options to acquire Class A common stock for options to acquire a combination of shares of Class A and Class L common stock (the “stock option exchange”). Options to purchase a total of 711,389 shares of Class A common stock were exchanged as of May 2, 2012 for options to acquire 90,630 shares of Class L common stock and 413,952 shares of Class A common stock, based on an exchange ratio of options to purchase approximately 7.9 shares of Class A common stock for a new option to purchase 4.6 shares of Class A common stock and one share of Class L common stock. The exercise price for each new award was $12.00 per share of Class A common stock and $511.51 per share of Class L common stock. This transaction was accounted for as a modification. The Company expects to incur total incremental stock compensation expense of approximately $19.0 million related to the stock option exchange, of which approximately $13.0 million was recognized in the nine months ended September 30, 2012 related to the requisite service period already fulfilled. The remaining incremental expense will be recognized on a straight-line basis over the remaining requisite service period of each separately vesting tranche of approximately 2 years. There were no modifications made to awards during the years ended December 31, 2009, 2010, and 2011.

As of September 30, 2012, there were approximately 27,274 shares of Class L common stock and 893,436 shares of Class A common stock available for grant.

Treasury Stock

During the years ended December 31, 2009 and 2010, the Company repurchased a total of 4,284 shares and 1,123 shares, respectively, of Class A common stock. There were no stock repurchases

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

during the year ended December 31, 2011. During the nine months ended September 30, 2012, the Company repurchased a total of 41,454 shares of Class A common stock. The Company accounts for treasury stock under the cost method. As of December 31, 2011, the Company had recorded $0.1 million in Class A treasury stock based on the fair market value of the shares on the respective dates of repurchase. On September 21, 2012, the Company retired all of its treasury stock, resulting in a $0.6 million reduction in common treasury stock and additional paid-in capital.

Common Stock

The Company’s charter authorizes the issuance of two classes of common stock, Class L and Class A. The rights of the holders of Class L and Class A shares are identical, except with respect to priority in the event of a liquidation distribution, as defined in the Company’s charter. The Class L common stock is entitled to a preference with respect to all liquidation distributions by the Company until the holders of Class L common stock have received an amount equal to the Class L base amount of $405 per share. Thereafter, the Class L shares and the Class A shares will receive any liquidation distributions made by the Company pro rata based on the number of outstanding Class A shares (treating each Class L share as one outstanding Class A share, subject to appropriate adjustment in the event of any stock split, stock dividend or similar event affecting the Class A shares). In the event of a change of control or an initial public offering of the Company, each outstanding share of Class L common stock is convertible into a number of shares of Class A common stock equal to one (subject to appropriate adjustment in the event of any stock split, stock dividend or similar event affecting the Class A shares) plus a number of additional shares of Class A common stock determined by dividing the accreted preference (which is equal to the Class L base amount of $405 per share plus an amount sufficient to generate an internal rate of return of 10% per annum on the Class L base amount) by the applicable per share price (as defined in the Company’s charter). Class L common stock is classified outside of permanent equity in the consolidated balance sheets at its preferential distribution amount, as the timing of the distribution event is outside of the control of the Company. The Class L preferred return of 10% per annum, compounded quarterly, is added to the Class L preferential distribution amount each period and recorded as an increase to accumulated deficit.

Repurchases of Class L common stock are recorded under the cost method as reductions to Class L common stock. During the years ended December 31, 2009 and 2010, the Company repurchased a total of 938 shares and 246 shares, respectively, of Class L common stock. There were no stock repurchases during the year ended December 31, 2011. During the nine months ended September 30, 2012, the Company repurchased a total of 9,076 shares of Class L common stock. As of December 31, 2011 and September 30, 2012, the Company had recorded $0.5 million and $5.1 million, respectively, in Class L treasury stock based on the fair market value of the shares on the respective dates of repurchase. The Company retired these shares on September 21, 2012.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

The following is a reconciliation of the changes in Class L common stock for the years ended December 31, 2009, 2010, and 2011 and the nine months ended September 30, 2012 (in thousands, except share data):

	Shares Issued	Shares Outstanding	Amount
Class L common stock, balance at January 1, 2009	1,315,804	1,315,599	$574,028
Issuance of Class L common stock	342	342	31
Repurchase of Class L common stock	-	(938)	(338)
Accretion of Class L preferred return	-	-	59,731

Class L common stock, balance at December 31, 2009	1,316,146	1,315,003	633,452
Issuance of Class L common stock	2,296	2,296	208
Repurchase of Class L common stock	-	(246)	(89)
Accretion of Class L preferred return	-	-	65,962

Class L common stock, balance at December 31, 2010	1,318,442	1,317,053	699,533
Issuance of Class L common stock	528	528	47
Accretion of Class L preferred return	-	-	72,842

Class L common stock, balance at December 31, 2011	1,318,970	1,317,581	772,422
Issuance of Class L common stock (unaudited)	18,610	18,610	1,675
Repurchase of Class L common stock (unaudited)	-	(9,076)	(4,642)
Retirement of treasury stock	(10,465)	-	-
Accretion of Class L preferred return (unaudited)	-	-	63,061

Class L common stock, balance at September 30, 2012 (unaudited)	1,327,115	1,327,115	$832,516

Stock-Based Compensation

The Company recognized the impact of all stock-based compensation in its consolidated statements of operations for the years ended December 31, 2009, 2010, and 2011 and for the nine months ended September 30, 2011 and 2012, and did not capitalize any amounts on the consolidated balance sheets. In the years ended December 31, 2009, 2010, and 2011, the Company recorded stock compensation expense of $2.3 million, $2.4 million, and $1.2 million, respectively, in selling, general and administrative expenses in the consolidated statements of operations, which generated an income tax benefit of $0.9 million, $0.9 million, and $0.5 million, respectively. In the nine months ended September 30, 2011 and 2012, the Company recorded stock compensation expense of $0.8 million and $16.7 million, respectively, in selling, general and administrative expenses in the consolidated statements of operations. The stock compensation expense for the nine months ended September 30, 2012 includes $13.0 million related to the stock option exchange, $3.1 million related primarily to the vested portion of option awards granted during the period, with the remaining $0.6 million related to option awards granted in prior years.

There were no share-based liabilities paid during the period.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

Stock Options

In conjunction with the Merger, various members of management rolled over certain vested and unexercised options in the Predecessor as investments in the Company; these rolled over options were substituted for continuation options to acquire a combination of shares in the Company in a ratio of 4.6 shares of Class A common stock for every one share of Class L common stock. Prior to any change of control or initial public offering of the Company, the exercise of continuation options may only be satisfied by delivery of 4.6 Class A shares and one Class L share for each share group. Upon any change of control or initial public offering of the Company options to purchase shares of Class L common stock will convert into options to purchase common stock on a basis consistent with the conversion of our Class L common stock into common stock, with a corresponding adjustment to exercise price. A total of 472,709 pre-Merger options were rolled over, and substituted for 26,777 options to acquire an aggregate of 122,303 shares of Class A common stock and 26,777 shares of Class L common stock. The continuation options had been fully expensed by the Predecessor as of the date of the Merger, and, therefore, there is no expense for these options in the accompanying consolidated statements of operations.

The following table reflects stock option activity for the continuation options for the year ended December 31, 2011 and the nine months ended September 30, 2012:

	Weighted Average Remaining Contractual Life in Years	Number of Options on Class L Shares	Class L Weighted Average Exercise Price	Number of Options on Class A Shares	Class A Weighted Average Exercise Price
Outstanding at January 1, 2011	1.9	23,719	$90.00	108,336	$4.93
Exercised		(528)	90.00	(2,411)	4.93

Outstanding and Exercisable at December 31, 2011	0.9	23,191	$90.00	105,925	$4.93
Exercised (Unaudited)		(18,610)	90.00	(85,001)	4.93

Outstanding and Exercisable at September 30, 2012 (Unaudited)	0.8	4,581	$90.00	20,924	$4.93

The aggregate intrinsic value (pre-tax) was $9.8 million for the Company’s outstanding and exercisable continuation options on Class L shares at December 31, 2011 based on the fair value of the continuation options Class L shares of $511.51. The aggregate intrinsic value (pre-tax) was $0.8 million for the Company’s outstanding and exercisable continuation options on Class A shares at December 31, 2011 based on the fair value of the continuation options Class A shares of $12.00 at December 31, 2011. The aggregate intrinsic value represents the net amount that would have been received by the option holders had they exercised all of their outstanding options and those which were fully vested on that date.

The total aggregate intrinsic value of exercised continuation options was $0.1 million, $0.8 million, and $0.2 million for the years ended December 31, 2009, 2010, and 2011, respectively, based on the fair value of Class L common shares of $360.00, $404.37 and $472.70, respectively and based on the fair value of Class A common shares of $19.70, $9.99 and $17.77, respectively. The total aggregate

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

intrinsic value of exercised continuation options was $8.4 million for the nine months ended September 30, 2012, based on the fair value of Class L common shares of $511.51 and Class A common shares of $12.00 at the date of exercise.

The fair value of each stock option of Class A and Class L shares granted was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	Years ended December 31,			Nine months ended September 30, 2012
	2009	2010	2011
	Class A Shares	Class A Shares	Class A Shares	Class L Shares	Class A Shares
				(Unaudited)
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Expected stock price volatility	82.0%	82.0%	82.0%	79.2%	79.2%
Risk free interest rate	1.31%	1.4%	1.2%	0.68%	0.68%
Expected life of options	3.44 years	3.69 years	3.47 years	4.16 years	4.16 years
Weighted average fair value per share of options granted during the period	$8.12	$4.34	$10.40	$291.83	$6.84

The expected stock price volatility is based upon the historical volatility of the Predecessor’s stock price over the expected life of the options, as well as the historical volatility of the stock price over the expected life of the options of similar companies that are publicly traded.

The table below reflects stock option activity under the Company’s equity plan for the year ended December 31, 2011 and the nine months ended September 30, 2012. No stock options were granted during the quarter ended September 30, 2012.

	Weighted Average Remaining Contractual Life in Years	Class L Shares		Class A Shares
		Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2011	7.8	-	$-	657,085	$19.70
Granted		-	-	66,482	20.34
Forfeited		-	-	(8,246)	19.70

Outstanding at December 31, 2011	7.0	-	$-	715,321	$19.76
Exercisable at December 31, 2011	6.4	-	$-	188,815	$19.70
Vested and expected to vest at December 31, 2011	7.0	-	$-	662,670	$19.78

Exercised		-	-	(1,065)	19.70
Forfeited		-	-	(2,867)	19.70
Cancellations(1)		-	-	(711,389)	19.76
Option exchange(1)		90,630	511.51	413,953	12.00
Granted		32,556	511.51	148,699	12.00
Forfeited		(460)	511.51	(2,101)	12.00

Outstanding at September 30, 2012	7.1	122,726	$511.51	560,551	$12.00
Exercisable at September 30, 2012	6.6	40,481	$511.51	184,896	$12.00
Vested and expected to vest at September 30, 2012	7.1	117,463	$511.51	536,511	$12.00

(1)	Represents option exchange consummated on May 2, 2012.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

At December 31, 2011, the Company’s outstanding and exercisable options for Class A shares did not have an aggregate intrinsic value as the exercise price exceeded their fair value.

Vested and expected to vest options at December 31, 2011 did not have an aggregate intrinsic value as the exercise price exceeded their fair value at December 31, 2011.

The fair value (pre-tax) of options that vested during the years ended December 31, 2010 and 2011 were $1.4 million and $0.8 million, respectively. No options vested during the year ended December 31, 2009. The fair value (pre-tax) of options that vested during the nine months ended September 30, 2011 was $0.7 million. The fair value (pre-tax) of options that vested during the nine months ended September 30, 2012 were $4.2 million for options on Class L common stock and $0.4 million for options on Class A common stock.

As of December 31, 2011 and September 30, 2012, there was $1.1 million and $13.1 million, respectively, of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan. That expense is expected to be recognized over the remaining requisite service period for options with a service condition, and upon a change in control, as defined in the Plan, or the closing of an initial public offering, to the extent that the requisite service period is already fulfilled for options with a service and performance condition. The weighted average remaining requisite service period was approximately two years at December 31, 2011 and September 30, 2012.

Cash received by the Company from the exercise of stock options for the years ended December 31, 2009, 2010, and 2011, was $38,000, $0.3 million, and $0.1 million, respectively. The actual tax benefits realized for the tax deductions from option exercises were $0.1 million, $0.3 million, and $0.1 million, in the years ended December 31, 2009, 2010, and 2011, respectively. Cash received by the Company from the exercise of stock options for the nine months ended September 30, 2012 was $2.1 million. The actual tax benefits realized for the tax deductions from option exercises were $3.4 million in the nine months ended September 30, 2012. Cash received by the Company from the exercise of stock options for the nine months ended September 30, 2011 was $0.1 million. The Company realizes a tax deduction upon the exercise of non-qualified stock options due to the recognition of compensation expense in the calculation of its taxable income. The amount of the compensation recognized for tax purposes is based on the difference between the market value of the common stock and the option price at the date the options are exercised. Tax benefits related to the exercise of the continuation options were credited to goodwill as they had been previously expensed by the Predecessor.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

13.    EARNINGS PER SHARE

As the Company has both Class L and Class A common stock outstanding and the Class L common stock has a preference with respect to all liquidation distributions, net (loss) earnings per share is calculated using the two-class method, which requires the allocation of earnings to each class of common stock.

The numerator in calculating Class L basic and diluted earnings per share is the Class L preference amount accrued during the year presented plus, if positive, a pro rata share of an amount equal to consolidated net income less the Class L preference amount.

The numerator in calculating Class A basic and diluted earnings per share is an amount equal to consolidated net income less the Class L preference amount and Class L pro rata share amount, if any.

The weighted average number of common shares in the common diluted earnings per share calculation excludes all Class L shares and stock options outstanding during the respective periods, as they would not be dilutive. The weighted average number of Class L shares in the earnings per share calculation excludes all Class L stock options outstanding during the respective periods as they would not be dilutive. The computation of basic and diluted earnings per common share is as follows (in thousands, except share and per share amounts):

	Years ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Net (loss) income—basic and diluted	$(9,535)	$(9,994)	$4,759	$800	$3,988
Accretion of Class L preference	58,559	64,712	71,568	52,856	58,401
Accretion of Class L preference for vested options	1,171	1,251	1,274	944	4,660

Net (loss) available to common shareholders	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)

Allocation of net (loss) income to common stockholders—basic and diluted:
Class L	$58,559	$64,712	$71,568	$52,856	$58,401
Class A	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)

Weighted average number of common shares—basic and diluted:
Class L	1,315,267	1,315,153	1,317,273	1,317,170	1,325,903
Class A	6,007,482	6,006,960	6,016,733	6,016,175	6,057,128

Earnings (loss) per common share—basic and diluted:
Class L	$44.52	$49.21	$54.33	$40.13	$44.05
Class A	$(11.53)	$(12.64)	$(11.32)	$(8.81)	$(9.75)

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

13.    EARNINGS PER SHARE (continued)

As of December 31, 2009, 2010, and 2011, there were unvested options outstanding to purchase Class A common stock of 0.6 million, 0.6 million, and 0.5 million shares, respectively, that may be dilutive in the future. As of September 30, 2012, there were unvested options outstanding to purchase 375,645 shares of Class A common stock and unvested options outstanding to purchase 82,243 shares of Class L common stock that may be dilutive in the future. Of those amounts, there were options to purchase 259,548 shares of Class A common stock and options to purchase 56,825 shares Class L common stock that were performance-based and for which the performance criteria have not yet been met.

Unaudited Pro Forma Earnings per Share

The Company has filed a registration statement with the Securities and Exchange Commission to sell shares of its common stock to the public. The unaudited pro forma basic and diluted earnings per share for the year ended December 31, 2011 and the nine months ended September 30, 2012 gives effect to the assumed conversion of all outstanding shares of Class L common stock at a conversion factor of 35.1955 common shares for each Class L share, as if the initial public offering was completed at the beginning of the year ended December 31, 2011. The dilutive impact of stock options is calculated using the using the treasury stock method. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted earnings per share calculations. The following table sets forth the computation of unaudited pro forma basic and diluted earnings per share:

	Year ended December 31, 2011
	Basic	Diluted
Net income (in thousands)	$4,759	4,759
Pro forma weighted average number of common shares:
Weighted average number of common shares	6,016,733	6,016,733
Pro Forma weighted average number of converted Class L shares	46,362,082	46,362,082
Dilutive impact of stock options	-	660,805

Pro forma weighted average number of common shares	52,378,815	53,039,620

Pro forma earnings per common share	$.09	.09

	Nine months ended September 30, 2012
	Basic	Diluted
Net income (in thousands)	$3,988	3,988
Pro forma weighted average number of common shares:
Weighted average number of common shares	6,057,128	6,057,128
Pro Forma weighted average number of converted Class L shares	46,944,341	46,944,341
Dilutive impact of stock options	-	261,699
Pro forma weighted average number of common shares	53,001,469	53,263,168

Pro forma earnings per common share	$.08	.07

Annex B

Excerpted Pages from S-1 related to Refinancing Disclosure

Selectively Add New Lease/Consortium Centers and Expand Through Selective Acquisitions

We have typically added between six and twelve new lease/consortium centers annually for the past five years, focusing on urban or city surrounding markets where demand is generally higher and where income demographics are generally more supportive of a new center. In addition, we have a long track record of successfully completing and integrating selective acquisitions. The domestic and international markets for child care and other family support services remain highly fragmented. We will therefore continue to seek attractive opportunities both for center acquisitions and the acquisition of complementary service offerings.

Risk Factors

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Among these important risks are the following:

•	Significant deterioration in general economic conditions in our markets may lead parents to diminish the use of child care services and employers to reduce sponsorship of work and family services.

•

Because of the nature of our business, we are highly susceptible to reputational damage. Even false allegations or frivolous litigation could significantly damage our reputation and subject us to significant harm.

•	Our business depends largely on our ability to continue to hire and retain qualified teachers.

•

As of September 30, 2012, on an as-adjusted basis after giving effect to this offering and the application of the net proceeds therefrom, we would have had total indebtedness of $730.7 million, or $815.0 million, after also giving effect to the debt refinancing described elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes.” Our substantial debt could limit our ability to pursue our growth strategy.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	Reduced disclosure about our executive compensation arrangements;

•	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of our fiscal year, we have more than $700.0 million in market value of our stock held by non-affiliates as of the end of our second fiscal quarter, or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may

The Offering

Common stock offered by us	8,300,000 shares (or 9,545,000 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding immediately after completion of this offering	61,071,119 shares (or 62,316,119 shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase an additional 1,245,000 shares.

Use of proceeds	We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $180.8 million (or approximately $208.6 million if the underwriters exercise their option to purchase additional shares in full), based on an assumed offering price of $24.00 per share (the midpoint of the price range set forth on the cover of this prospectus). We intend to use the net proceeds from this offering, together with available cash, as necessary, to repay all or a portion of the amounts outstanding under the Bright Horizons Capital Corp. 13.0% senior notes due 2018, and to use any remaining net proceeds for working capital and for general corporate purposes. As of September 30, 2012, there was $191.6 million in aggregate principal amount of, and accumulated interest on, the Bright Horizons Capital Corp. 13.0% senior notes outstanding. If we complete the debt refinancing described elsewhere in this prospectus, we intend to repay any remaining amounts outstanding under the Bright Horizons Capital Corp. 13.0% senior notes with a portion of the proceeds from such refinancing. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes.”

Dividend policy	Our board of directors does not currently intend to pay regular dividends on our common stock. See “Dividend Policy.”

Principal stockholders	Upon completion of this offering, investment funds affiliated with the Sponsor will indirectly beneficially own a controlling interest in us. For more information, see “Management—Board Structure and Committee Composition.”

Trading symbol	BFAM

(1)	As described under “Management’s Discussion of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes,” we currently intend to refinance the senior credit facilities and notes with a new senior secured credit facility, and we estimate that the new senior secured credit facility will bear interest based on applicable margin percentages of % to % per annum for base rate loans and % to % per annum for LIBOR rate loans, provided that, with respect to the new senior secured term loan, the base rate may not be lower than % and LIBOR may not be lower than %. Based on the midpoint of these estimated interest rates applied to the borrowings that existed during the periods presented, we estimate that net interest expense would have decreased by an additional $ million for the year ended December 31, 2011 and by an additional $ million for the nine months ended September 30, 2012, in each case before taxes. There can be no assurance that we will be able to consummate the new senior secured credit facility on the terms described in this prospectus or at all.

(2)	The pro forma consolidated statements of operations data for fiscal 2011 and the nine months ended September 30, 2012 give effect to (a) the conversion of our Class L common stock into Class A common stock and the reclassification of our Class A common stock into common stock, as described in “The Reclassification,” (b) the issuance of common stock in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds” and (c) the termination of our management agreement with the Sponsor in connection with this offering, as if each had occurred on the first day of the period presented. See “Related Party Transactions.” The above adjustments are illustrated in the following table:

	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Net income	$4,759	$3,988
Interest on 13.0% senior notes, net of tax	12,807	10,740
Sponsor management fee, net of tax	1,500	1,125

Pro forma net income(a)	$19,066	$15,853

Weighted average number of common shares outstanding, basic	11,855,632	11,935,227
Impact of reverse split of Class A common stock	(5,838,898)	(5,878,099)
Reclassification of Class L common stock	46,362,081	46,944,341
Shares issued to retire 13.0% senior notes	8,300,000	8,300,000

Pro forma weighted average number of common shares outstanding, basic	60,678,815	61,301,469

Weighted average number of common shares outstanding, diluted	11,855,632	11,935,227
Impact of reverse split of Class A common stock	(5,838,898)	(5,878,099)
Reclassification of Class L common stock	46,362,081	46,944,341
Shares issued to retire 13.0% senior notes	8,300,000	8,300,000
Dilutive impact of options	660,805	261,699

Pro forma weighted average number of common shares outstanding, diluted	61,339,620	61,563,168

(a)	Pro forma net income does not give effect to the intended refinancing of our senior credit facilities and notes with the proceeds of a proposed $815 million new senior secured term loan and $100 million new senior secured revolving credit facility as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes,” including the impact on our interest expense as described therein.

(3)	Adjusted EBITDA and adjusted net income are metrics used by management to measure operating performance. Adjusted EBITDA represents our earnings before interest, taxes, depreciation, amortization, straight line rent expense, stock compensation expense and the Sponsor management fee. Adjusted net income represents our net income (loss) determined in accordance with generally accepted accounting principles in the United States, or GAAP, adjusted for stock compensation expense, amortization expense, the sponsor management fee and the income tax benefit thereon.

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus before investing in our common stock. The risks described below are those which we believe are the material risks that we face. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

Changes in the demand for child care and other dependent care services, which may be negatively affected by economic conditions, may affect our operating results.

Our business strategy depends on employers recognizing the value in providing employees with child care and other dependent care services as an employee benefit. The number of employers that view such services as cost-effective or beneficial to their work forces may not continue to grow or may diminish. In addition, demographic trends, including the number of dual-income families in the work force, may not continue to lead to increased demand for our services. Such changes could materially and adversely affect our business and operating results.

Even among employers that recognize the value of our services, demand may be adversely affected by general economic conditions. For example, during the recent recession, we believe sustained uncertainty in U.S. and global economic conditions and persistently high unemployment domestically resulted in reduced enrollment levels at our mature P&L centers, and enrollment remains below pre-recession levels, and in certain locations has not begun to recover. Should the economy experience additional or prolonged weakness, employer clients may reduce or eliminate their sponsorship of work and family services, and prospective clients may not commit resources to such services. In addition, a reduction in the size of an employer’s workforce could negatively impact the demand for our services and result in reduced enrollment or failure of our employer clients to renew their contracts. A deterioration of general economic conditions may adversely impact the need for our services because out-of-work parents may diminish or discontinue the use of child care services, or be unwilling to pay tuition for high-quality services. Additionally, we may not be able to increase tuition at a rate consistent with increases in our operating costs. If demand for our services were to decrease, it could disrupt our operations and have a material adverse effect on our business and operating results.

Our business depends largely on our ability to hire and retain qualified teachers.

State laws require our teachers and other staff members to meet certain educational and other minimum requirements, and we often require that teachers and staff at our centers have additional qualifications. We are also required by state laws to maintain certain prescribed minimum adult-to-child ratios. If we are unable to hire and retain qualified teachers at a center, we could be required to reduce enrollment or be prevented from accepting additional enrollment in order to comply with such mandated ratios. In certain markets, we may experience difficulty in attracting, hiring and retaining qualified teachers, which may require us to offer increased salaries and enhanced benefits in these more competitive markets. This could result in increased costs at centers located in these markets. Difficulties in hiring and retaining qualified personnel may also affect our ability to meet growth objectives in certain geographies and to take advantage of additional enrollment opportunities at our child care and early education centers in these markets.

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. As of September 30, 2012, we had total indebtedness of $922.3 million, excluding approximately $0.7 million of undrawn letters of credit and

$74.9 million of unused commitments under our revolving credit facility, and, giving effect to the consummation of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds” and our intended debt refinancing as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes,” we would have had $815.0 million of total indebtedness outstanding, excluding undrawn letters of credit and $100 million of unused commitments under the new revolving credit facility. Our high level of debt could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing;

•

requiring a substantial portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior credit facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete; and

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt at more favorable interest rates.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the credit agreement governing our senior credit facilities and the indentures governing our notes contain restrictions on the incurrence of additional indebtedness, those restrictions are subject to a number of qualifications and exceptions, and we expect that if we are able to consummate the new senior secured credit facility as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes,” we will retain similar qualifications and exceptions and the additional indebtedness incurred in compliance with those restrictions could be substantial. We may also seek to amend or refinance one or more of our debt instruments to permit us to finance our growth strategy or improve the terms of our indebtedness, just as we recently amended our senior credit facilities to finance the acquisition of Huntyard Limited (“Huntyard”), the parent company of Casterbridge Care and Education Group Ltd (“Casterbridge”), in the United Kingdom in May 2012 and recently initiated the refinancing of the senior credit facilities and notes, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes.”

In addition, the borrowings under our senior credit facilities bear interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow. Assuming all amounts under our senior credit facilities are fully drawn, a 100 basis point change in interest rates would result in a $4.1 million change in annual interest expense on our indebtedness under our senior credit facilities. Similarly, if we are able to consummate the new senior secured credit facility as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes” and assuming all such amounts are fully drawn, a 100 basis point change in our interest rate would result in a $         million change in annual interest expense under the new senior secured credit facility based on the assumptions regarding interest rate and size of facility described therein. For additional information regarding the impact of a change in our interest rate on our interest expense if we are able to consummate the debt refinancing, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes.” While we may in the future enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

The terms of our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The credit agreement governing our senior credit facilities and the indentures governing our notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to incur certain liens, make investments and acquisitions, incur or guarantee additional indebtedness, pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock, or enter into certain other types of contractual arrangements affecting our subsidiaries or indebtedness. We expect that any new senior secured credit facility will contain similar restrictions. See “Description of Indebtedness.” In addition, the restrictive covenants in the credit agreement governing our senior credit facilities require us to maintain specified financial ratios and satisfy other financial condition tests, and we expect that the agreements governing any new senior secured credit facility will contain similar requirements. Our ability to meet those financial ratios and tests can be affected by events beyond our control.

A breach of the covenants under the credit agreement governing our senior credit facilities or the indentures that govern our notes, or any replacement facility, could result in an event of default under the applicable indebtedness, unless we obtain a waiver to avoid such default. If we are unable to obtain a waiver, such a default may allow the creditors to accelerate the related debt and may result in the acceleration of or default under any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders or note holders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Acquisitions may disrupt our operations or expose us to additional risk.

Acquisitions are an integral part of our growth strategy. Acquisitions involve numerous risks, including potential difficulties in the integration of acquired operations, such as bringing new centers through the re-licensing or accreditation processes, successfully implementing our curriculum programs, not meeting financial objectives, increased costs, undisclosed liabilities not covered by insurance or by the terms of the acquisition, diversion of management’s attention and resources in connection with an acquisition, loss of key employees of the acquired operation, failure of acquired operations to effectively and timely adopt our internal control processes and other policies, and write-offs or impairment charges relating to goodwill and other intangible assets. We may not have success in identifying, executing and integrating acquisitions in the future.

The success of our operations in international markets is highly dependent on the expertise of local management and operating staff, as well as the political, social, legal and economic operating conditions of each country in which we operate.

The success of our business depends on the actions of our employees. In international markets that are newer to our business, we are highly dependent on our current local management and operating staff to operate our centers in these markets in accordance with local law and best practices. If the local management or operating staff were to leave our employment, we would have to expend significant time and resources building up our management or operational expertise in these markets. Such a transition could adversely affect our reputation in these markets and could materially and adversely affect our business and operating results.

If the international markets in which we compete are affected by changes in political, social, legal, economic or other factors, our business and operating results may be materially and adversely affected. As of September 30, 2012, we had 179 centers located in five foreign countries; therefore, we are subject to inherent risks attributed to operating in a global economy. Our international operations

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “expects,” “may,” “will,” “should,” “seeks,” “projects,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we and our partners operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include but are not limited to the following:

•	Changes in the demand for child care and other dependent care services;

•	Our ability to hire and retain qualified teachers;

•	Our substantial indebtedness and our ability to refinance our indebtedness on the terms described in this prospectus or at all;

•	That the terms of our indebtedness could restrict our current and future operations;

•	The possibility that acquisitions may disrupt our operations and expose us to additional risk;

•	Our reliance on the expertise of operating staff, especially in international markets;

•	The possibility that adverse publicity would have a negative impact on the demand for our services and the value of our brand;

•	The possibility that our business activities subject us to litigation risks that could result in significant money or reputational damages;

•	Our ability to pass on our increased costs;

•	Changes in our relationships with employer sponsors;

•	Our ability to obtain and maintain adequate insurance coverage at a reasonable cost;

•	Changes in laws or regulations that govern our business;

•	Our ability to withstand seasonal fluctuations in the demand for our services;

•	Our ability to retain and attract key management and key employees;

•	Significant competition within our industry;

•	Our ability to implement our growth strategies successfully;

•	Our susceptibility to the economic impact of governmental or universal child care programs in the countries in which we operate;

•	Breaches in data security; and

•	The impact of a regional or global health pandemic or other catastrophic event.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of the shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $180.8 million (or $208.6 million if the underwriters’ option to purchase additional shares is exercised in full). This estimate assumes an initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $24.00 per share would increase (decrease) the net proceeds to us from this offering by $7.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds from this offering together with available cash, as necessary, to redeem all or a portion of the approximately $191.6 million aggregate principal amount and accumulated interest of our 13.0% senior notes and to use any remaining net proceeds for working capital and for general corporate purposes. Our 13.0% senior notes were issued by Bright Horizons Capital Corp. in the aggregate principal amount of $110.0 million in connection with our going private transaction in 2008 and mature on November 28, 2018. These notes bear interest at a rate of 13.0% per annum, and interest payments on or before May 28, 2013 may be paid in kind. As of September 30, 2012, there was $81.6 million of interest added to principal under the notes. Under the terms of the indenture relating to the notes, we may redeem the notes at a price equal to 106.500% of the principal amount thereof plus accrued and unpaid interest. If we complete the debt refinancing as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes,” we intend to repay any remaining amounts outstanding under the 13.0% senior notes with a portion of the proceeds from such refinancing.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of September 30, 2012 on (1) an actual basis, showing adjustments for (x) the 1-for-1.9704 reverse split of our Class A common stock, the subsequent conversion of each share of our Class L common stock into 35.1955 shares of our Class A common stock and the reclassification of our Class A common stock into common stock, each as described under “The Reclassification,” and in each case as if it had occurred on September 30, 2012, (y) the offering of 8,300,000 shares of our common stock hereby and the receipt of the net proceeds therefrom (estimated to be approximately $180.8 million based upon the midpoint of the range set forth on the cover page of this prospectus), and (z) the application of the net proceeds from the offering as described in “Use of Proceeds,” including the repayment of the 13.0% senior notes, and (2) an adjusted basis, further giving effect to the payment of approximately $7.5 million out of available cash in fees under our management agreement with the Sponsor in connection with the offering and termination of the management agreement, as described under “Related Party Transactions – Management Agreement."

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2012
	Actual		Adjustment for the Reclassification	Adjustment for the Offering	Adjustment for the Repayment of 13.0% Senior Notes	Adjustment for the Termination Fee	As Adjusted
	(In thousands)
Cash and cash equivalents(1)		$45,057		$180,754	$(204,036)	$(7,500)		$14,275

Long-term debt, including current portion	$						$
Revolving credit facility(2)(6)		—						—
Term loan facility(3)(6)		430,686						430,686

Total secured debt		430,686						430,686
11.5% senior subordinated notes(6)		300,000						300,000
13.0% senior notes(6)		191,583			(191,583)			—

Total long-term debt(4)		922,269						730,686

Class L common stock, $0.001 par value; 5,000,000 shares authorized and 1,327,115 shares issued and outstanding on an actual basis; no shares authorized, issued and outstanding on an as adjusted basis		832,516	(832,516)

Stockholders’ equity (deficit)
Common stock; $0.001 par value; 50,000,000 shares authorized and 6,062,653 shares issued and outstanding on an actual basis; 475,000,000 shares authorized and 61,071,119 shares issued and outstanding on an as adjusted basis		12	41	8	—	—		61
Additional paid-in capital		144,318	832,475	180,476	—	—		1,157,539
Accumulated deficit(5)		(377,753)	—	—	(8,593)	(4,500)		(390,846)
Accumulated other comprehensive loss		(8,998)						(8,998)

Total stockholders’ equity (deficit)		(242,421)						757,756

Total capitalization		$1,512,364						1,488,442

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $24.00 per share (the midpoint of the range set forth on the front cover of this prospectus) of our common stock would increase (decrease) our actual cash and cash equivalents by $7.7 million, after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
(2)	Consists of a $75.0 million revolving credit facility. As of September 30, 2012, we had $74.9 million of unused commitments available. Excludes $0.7 million of undrawn letters of credit.
(3)	Excludes remaining unamortized original issue discount of $8.8 million at September 30, 2012.
(4)	Excludes deferred financing costs of $14.6 million at September 30, 2012.
(5)	The as adjusted amount reflects, in the fourth column, the loss on debt extinguishment to be recorded in connection with the repayment of the senior notes of $8.6 million and, in the fifth column, the termination fee related to the management agreement with the Sponsor of $7.5 million ($4.5 million, net of tax). See “Use of Proceeds” and “Related Party Transactions.”
(6)	We intend to refinance our existing indebtedness under the senior credit facilities and notes with a proposed $815 million new senior secured credit facility. However, no assurance can be given that we will be able to consummate the debt refinancing on the terms described in this prospectus or at all. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes.”

for the year ended December 31, 2011 and of $20.3 million in 2010, compared to net additional borrowings of $6.4 million in 2009. We repurchased shares of our common stock for $0.1 million and $0.4 million in 2010 and 2009, respectively. In 2009, we also purchased an interest rate cap for $1.0 million.

In connection with the completion of this offering, we intend to enter into a new $815 million senior secured credit facility to refinance all of the existing indebtedness under the senior credit facilities and the senior subordinated notes as well as any portion of the indebtedness under the senior notes that remains outstanding after the application of the net proceeds from this offering as described under “Use of Proceeds.” For a description of the anticipated terms of the new senior secured credit facility, see “—Debt—Refinancing of Senior Credit Facilities and Notes.” There is no assurance that we will be able to consummate the new senior secured credit facility on the terms described in this prospectus or at all.

Debt

Outstanding borrowings were as follows and bore the following rates of interest:

	Balance at December 31,		Balance at September 30,
	2010	2011	2012
	(In thousands)
Term loans(1)	$355,875	$350,946	$430,686
Revolving line of credit(2)	18,504	—	—
Senior subordinated notes(3)	300,000	300,000	300,000
Senior notes(4)	153,153	174,055	191,583

Total	827,532	825,001	922,269
Original issue discount	(13,599)	(10,656)	(8,767)

Total	$813,933	$814,345	$913,502

(1)	The interest rate on borrowings under our Tranche B term loan was 7.5%, 7.5% and 4.3% at December 31, 2009, 2010 and 2011, respectively, and was 4.3% on borrowings under our Tranche B term loan and 5.3% on borrowings under our Series C new term loan at September 30, 2012.
(2)	The interest rate on the revolving line of credit was 5.5% at December 31, 2010, and 5.5% at September 30, 2011.
(3)	The interest rate on the senior subordinated notes is 11.5%.
(4)	The interest rate on the senior notes is 13.0%. The balance includes PIK interest that has accrued on the $110.0 million aggregate initial principal amount of the senior notes since 2008.

Senior Credit Facilities

As of September 30, 2012, our senior credit facilities consisted of a $365.0 million Tranche B term loan facility, an $85.0 million Series C new term loan facility and a $75.0 million revolving credit facility. As of September 30, 2012, there was $346.1 million outstanding under our Tranche B term loan facility and we had the ability to borrow $74.9 million under our revolving credit facility, after giving effect to $0.1 million of undrawn letters of credit under this facility. In addition, as of September 30, 2012 all amounts under our Series C new term loan were fully drawn. The senior credit facilities are guaranteed by Bright Horizons Capital Corp., our wholly-owned direct subsidiary, and all of the direct and indirect wholly-owned domestic subsidiaries of Bright Horizons Family Solutions LLC, a wholly-owned direct subsidiary of Bright Horizons Capital Corp., and all obligations under the senior credit facilities, subject to certain exceptions, are secured by substantially all of the assets of Bright Horizons Capital Corp., Bright Horizons Family Solutions LLC and the subsidiary guarantors. Borrowings under the senior credit facilities bear interest payable at least quarterly. Principal amortization repayments are required to be made on the Tranche B term loan borrowings and the Series C new term loans equal to 1% per annum in equal quarterly installments. The Tranche B term loan balance is payable on May 28, 2015. The Series C new term loan balance is payable on May 23, 2017. The principal amount outstanding of the loans under the revolving credit facility becomes due and payable on May 28, 2014.

The senior credit facilities also require us to comply on a quarterly basis with certain financial covenants, including a maximum ratio of debt to Consolidated Adjusted EBITDA, as defined in the senior credit agreement (the “leverage ratio”), and a minimum ratio of Consolidated Adjusted EBITDA to interest expense (the “coverage ratio”), each of which becomes more restrictive over time. Beginning June 30, 2012, the terms of our senior credit facilities required that we maintain a leverage ratio of no more than 4.75 to 1.00 and a minimum interest coverage ratio of 2.00 to 1.00. As of September 30, 2012, our leverage ratio was 3.87 to 1.00 and our interest coverage ratio was 3.34 to 1.00, and we were in compliance with our financial covenants under the senior credit agreement. Our leverage and coverage ratios for Bright Horizons Family Solutions LLC include the outstanding principal amount under our senior credit facilities and senior subordinated notes and interest payments required under our senior credit facilities and senior subordinated notes but do not include outstanding principal under our senior notes and interest payments required under our senior notes. Consolidated Adjusted EBITDA is a negotiated measure used exclusively by us and by our creditors to determine our compliance with certain covenants contained in our senior credit facilities and, because of the additional adjustments included in the definition of Consolidated Adjusted EBITDA in our senior credit agreement governing our senior credit facilities, Consolidated Adjusted EBITDA is not comparable to adjusted EBITDA as described in this prospectus under note 3 to “Prospectus Summary—Summary Consolidated Financial and Other Data.”

Senior Notes and Senior Subordinated Notes

On May 28, 2008, Bright Horizons Capital Corp., our wholly-owned direct subsidiary, issued $110.0 million in unsecured senior notes, which we refer to as our senior notes, and Bright Horizons Family Solutions LLC, a wholly-owned direct subsidiary of Bright Horizons Capital Corp., issued $300.0 million in unsecured senior subordinated notes, which we refer to as our senior subordinated notes. Our senior notes and senior subordinated notes require interest payments at the annual rate of 13.0% and 11.5%, respectively, due quarterly in arrears. The senior notes contain a PIK feature whereby we may elect, subject to certain restrictions in the indenture and in our senior credit agreement, on each interest payment date on or before May 28, 2013, for interest to be added to principal. As of September 30, 2012, there was $81.6 million in accrued interest that has been added to principal under the senior notes.

We may redeem some or all of the senior notes at fixed redemption prices (plus accrued and unpaid interest thereon to the redemption date) of 106.500% of the principal amount outstanding through May 27, 2013, 104.333% of the principal amount outstanding from May 28, 2013 through May 27, 2014, 102.167% of the principal amount outstanding from May 28, 2014 through May 27, 2015 and at 100% of the principal amount outstanding thereafter. We may redeem some or all of the senior subordinated notes at fixed redemption prices (plus accrued and unpaid interest thereon to the redemption date) of 105.750% of the principal amount outstanding from May 28, 2013 through May 27, 2014, 103.833% of the principal amount outstanding from May 28, 2014 through May 27, 2015, 101.917% of the principal amount outstanding from May 28, 2015 through May 27, 2016 and at 100% of the principal amount outstanding thereafter. Prior to May 28, 2013, we may redeem our senior subordinated notes at a price equal to 100% of the principal amount thereof, plus a “make-whole” premium, plus accrued and unpaid interest. In the event of a change of control, as defined in the respective indentures governing the senior notes and the senior subordinated notes, or certain asset sales (unless we choose to reinvest the proceeds of such asset sales within a certain time), we will be obligated to repurchase the notes tendered at the option of the holders at a fixed price, plus accrued but unpaid interest.

The senior notes are not guaranteed by any of Bright Horizons Capital Corp.’s subsidiaries, and the senior subordinated notes are guaranteed by certain of Bright Horizons Family Solutions LLC’s wholly-owned domestic subsidiaries. We and our subsidiaries, affiliates or significant stockholders may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

In connection with this offering, we intend to complete a refinancing of our indebtedness under the senior credit facilities and notes with a new senior secured credit facility. For a description of the terms of the debt refinancing, see “—Refinancing of Senior Credit Facilities and Notes.” We intend to use the net proceeds from this offering together with available cash, as necessary, to repay all or a portion of the amounts outstanding under the senior notes and to use any remaining net proceeds for working capital and for general corporate purposes. If we are able to consummate the debt refinancing as described in this prospectus, we intend to repay any remaining amounts outstanding under the senior notes with a portion of the proceeds from such debt refinancing and any amounts remaining following consummation of such debt refinancing will be available for working capital and for general corporate purposes. There can be no assurance that we will be able to consummate the debt refinancing on the terms described in this prospectus, or at all.

International Credit Facility

Our majority-owned subsidiary in the Netherlands, which we acquired in 2011, maintains a revolving credit facility with a Dutch bank consisting of a €1.0  million general facility to support working capital and letter of credit requirements and a €2.5 million current account facility to support the construction and fitting out of new child care centers. The current account facility is secured by a right of offset against all accounts we maintain at the lending bank and by an additional pledge of certain equipment. The current account facility is reduced by €0.25 million quarterly, beginning April 1, 2012 and ending at the termination of the facility on January 1, 2014. At September 30, 2012, there were no amounts outstanding under the facility.

Refinancing of Senior Credit Facilities and Notes

In connection with the completion of this offering, we expect to enter into a new $915 million senior secured credit facility to refinance all of the existing indebtedness under the senior credit facilities and the senior subordinated notes as well as any portion of the indebtedness under the senior notes that remains outstanding after the application of the net proceeds from this offering as described under “Use of Proceeds” and to reflect modifications to certain provisions of the senior credit facilities. Based on negotiations to date with prospective lenders for the new senior secured credit facility, we expect the terms of the new senior secured credit facility to include the following:

•	$815 million term loan facility with a maturity date in 2019;

•	$100 million revolving credit facility with a maturity date in 2018;

•

applicable margin percentages for the term loan facility of         % to         % per annum for base rate loans and         % to         % per annum for LIBOR rate loans, provided that the base rate may not be lower than         % and LIBOR may not be lower than 1.00%; and

•	applicable margin percentages for the revolving credit facility of % to % per annum for base rate loans and % to % per annum for LIBOR rate loans.

We expect that the new senior secured credit facility will contain a number of covenants that, among other things and subject to certain exceptions, may restrict the ability of us and our subsidiaries to:

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	incur additional indebtedness or guarantees;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated and earnout indebtedness;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of our subsidiaries;

•	alter the business we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate or merge.

In addition, we expect that the credit agreement governing the new senior secured credit facility will require us and our subsidiaries to comply with a maximum senior secured first lien net leverage ratio financial maintenance covenant, to be tested only if, on the last day of each fiscal quarter, revolving loans and/or swingline loans in an aggregate principal amount of $25 million are outstanding under the revolving credit facility. The breach of this covenant is expected to be subject to certain equity cure rights.

We expect that the credit agreement governing the senior credit facilities will contain certain customary affirmative covenants and events of default.

Based on the foregoing estimated terms, and assuming that the $815 million term loan facility and $100 million revolving credit facility were fully drawn, a 100 basis point change in our interest rate would result in a $         million change in annual interest expense under the new senior secured credit facility.

The terms of a new senior secured credit facility have not been finalized and the participating lenders have not yet been identified. As a result, no assurance can be given that such new senior secured credit facility will be consummated on the terms described above or at all and, if consummated, the terms may differ from those set forth above and such differences could be material. While we intend to consummate a debt refinancing in connection with this offering, if we are unable to enter into a new senior secured credit facility on the terms described above or at all, the indebtedness under the senior credit facilities, the senior subordinated notes and the portion, if any, of the senior notes that remains outstanding after application of the net proceeds from this offering and available cash on hand as described under “Use of Proceeds” will remain outstanding in accordance with the respective agreements governing such indebtedness.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011. Amounts in the table do not reflect the use of proceeds of this offering as described in “Use of Proceeds” or the contemplated debt refinancing as described under “—Debt—Refinancing of Senior Credit Facilities and Notes.”

	2012		2013	2014	2015	2016	Thereafter	Total
Long-term debt(2)	$4,814	(1)	$65,262	$3,650	$341,275	$—	$410,000	$825,001
Interest on long-term debt(2)(3)	73,728		69,162	63,935	54,786	48,800	75,916	386,327
Operating leases	56,682		54,395	50,721	46,742	41,819	168,451	418,810

Total(3)	$135,224		$188,819	$118,306	$442,803	$90,619	$654,367	$1,630,138

(1)	Amount does not reflect amendment to our senior credit agreement governing our senior credit facilities completed May 23, 2012, under which we borrowed an additional $85.0 million with principal amortizing at a rate of 1% per annum and a five-year term. See “—Debt—Senior Credit Facilities” above for more information about this amendment. Principal repayments on this Series C New Term Loan in the amount of $212,500 are payable quarterly with a final principal payment of $81.0 million due May 23, 2017. Interest is payable quarterly and, assuming that the rate of interest in effect as of May 23, 2012, 5.3%, remains in effect through the remaining term, we are obligated to pay approximately $4.5 million per year of interest on this additional Term Loan.
(2)	Amount due in 2013 includes the PIK interest added to principal on our senior notes of $64.1 million as of December 31, 2011. As of September 30, 2012, the PIK interest added to principal was $81.6 million.
(3)	Assumes that the rate of interest in effect as of December 31, 2011 on borrowings under our Tranche B term loan, 4.3%, remains in effect through the remaining term of the credit facility and that there are no borrowings under the revolving credit facility.

Totals for 2013 through 2016 do not include obligations under call and put option agreements between Bright Horizons B.V., our wholly-owned Dutch subsidiary, and the minority shareholders of Odemon B.V. (“Odemon”), our majority-owned indirect subsidiary. We entered into these agreements in connection with our acquisition of a majority interest in 20 centers in the Netherlands on July 20, 2011. Under these agreements, from January 1, 2013 until January 1, 2016, either of the minority shareholders have the right, under limited contractual circumstances associated with their ongoing employment at the company, to put their shares to Bright Horizons B.V. at a price per share based on 8.5x Odemon’s trailing twelve-month earnings before interest and taxes. Bright Horizons B.V. also has the right, under certain contractual circumstances, to call the shares of either shareholder on the same terms during the period from July 20, 2013 to January 1, 2016. Thereafter, from January 1, 2016 through January 1, 2020, Bright Horizons B.V. has the right to call the shares of either shareholder, and either shareholder has the right to put their shares to Bright Horizons B.V. Bright Horizons Family Solutions LLC has guaranteed the obligations of Bright Horizons B.V. under these agreements. For additional information on this redeemable non-controlling interest, see notes 2 and 10 to our consolidated financial statements appearing elsewhere in this prospectus.

Letters of Credit

There are 17 letters of credit outstanding used to guarantee certain rent payments for up to $0.7 million. No amounts have been drawn against these letters of credit.

Employment and Severance Agreements

We have severance agreements with nine executives and employees that provide from four to 18 months of compensation upon a qualifying termination of employment. We estimate that the maximum amount potentially payable under these agreements in the absence of a change of control

Interest Rate Risk

Interest rate exposure relates primarily to the effect of interest rate changes on borrowings outstanding under our revolving line of credit and term loans. No amounts were outstanding at December 31, 2011 under our revolving credit facility, and we had borrowings of $350.9 million outstanding at December 31, 2011 under our Tranche B term loan facility. Borrowings under the revolving credit facility and Tranche B term loan facility in 2011 were subject to a weighted average interest rate of 5.5% and 5.6%, respectively. Based on the outstanding borrowings under the senior credit facilities during 2011, we estimate that had the average interest rate on our borrowings increased by 100 basis points in 2011 and in the nine months ended September 30, 2012, our interest expense for the year would have increased by approximately $2.1 million in 2011 and would have increased by approximately $2.7 million in the nine months ended September 30, 2012. This estimate assumes the interest rate of each borrowing is raised by 100 basis points, the impact of which in 2011 would have been ameliorated by the LIBOR floor that was in effect from January 1, 2011 to May 28, 2011. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time as well as the final terms of the debt refinancing described elsewhere in this prospectus. See “—Debt—Refinancing of Senior Credit Facilities and Notes.”

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

DESCRIPTION OF INDEBTEDNESS

We and our subsidiaries have debt outstanding under the senior credit facilities, the senior notes, the senior subordinated notes and other debt facilities. As described under “Use of Proceeds,” we intend to use the net proceeds from this offering, together with available cash, as necessary, to repay all or a portion of the amounts outstanding under the senior notes and to use any remaining net proceeds for working capital and for general corporate purposes. If we are able to consummate the debt refinancing as described elsewhere in this prospectus, we intend to repay any remaining amounts outstanding under the senior notes with a portion of the proceeds from a new senior secured credit facility in addition to refinancing the senior credit facilities and the senior subordinated notes with such new senior secured credit facility. Therefore, the following summary of the principal terms of the agreements that govern the senior credit facilities, the senior notes and the senior subordinated notes should be read together with the summary of the expected terms of the new senior secured credit facility contained in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes.” However there is no assurance that we will be able to consummate the debt refinancing on the terms described in this prospectus or at all.

Senior Credit Facilities

General

On May 28, 2008, Bright Horizons Family Solutions LLC entered into the $440.0 million senior credit facilities with General Electric Capital Corporation as administrative agent, Goldman Sachs Credit Partners L.P. as syndication agent, and the other lenders party thereto. On July 14, 2011, we amended the senior credit facilities in order to permit the acquisition of a majority equity interest in a child care company in the Netherlands and a subsequent follow-on acquisition of the remaining minority equity interests and to make certain other related changes. On May 23, 2012, we further amended the senior credit facilities to permit the Casterbridge acquisition, to increase the size of the uncommitted incremental facility provided under the agreement by an additional $35.0 million to $85.0 million, to eliminate the mandatory prepayment provision relating to the issuance of equity interests and to make other changes to certain other covenants, and we borrowed the full amount available under the incremental facility under the senior credit facilities as new Series C new term loans. As of September 30, 2012, the senior credit facilities consist of a $75.0 million revolving credit facility, $85.0 million Series C new term loans, of which, $84.6 million remain outstanding and $365.0 million Tranche B term loans, of which, $346.1 million remain outstanding.

Interest Rates and Fees

Borrowings under the senior credit facilities bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate determined by reference to the highest of (a) the Federal Funds rate plus half of 1% or (b) the prime rate quoted in the Wall Street Journal, or (2) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs; provided that, in the case of Series C new term loans, the base rate may not be lower than 2.00% and LIBOR may not be lower than 1.00%. The applicable margin under the Tranche B term loan facility is 3.00% for loans based upon the base rate and 4.00% for loans based upon the LIBOR rate. The applicable margin under the revolving credit facility ranges from 2.00% to 2.50% for loans based upon the base rate and ranges from 3.00% to 3.50% for loans based upon the LIBOR rate, in each case based upon on specified leverage ratios. The applicable margin under the Series C new term loan facility is 3.25% for loans based upon the base rate and 4.25% for loans based upon the LIBOR rate.

In addition to paying interest on outstanding principal under the senior credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Relationships with the Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In addition, we expect that certain of the underwriters and their affiliates will act in various capacities under the new senior secured credit facility if we are able to consummate such facility. We expect that Goldman, Sachs & Co., J.P. Morgan Securities LLC and/or their respective affiliates, will act as joint lead arrangers and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, and/or their respective affiliates, will act as joint bookrunners, for which they will receive customary compensation. Affiliates of certain of the underwriters are also expected to act as lenders under the new senior secured credit facility. An affiliate of Goldman, Sachs & Co. acted as sole lead arranger of our existing senior secured credit facilities.

An affiliate of Goldman, Sachs & Co. will receive all or a substantial portion of the net proceeds of this offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority. See “Conflict of Interest.”

Certain of the underwriters have historically been customers of ours, and the underwriters may engage in transactions with us in the ordinary course of our business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

SMBC Nikko Capital Markets Limited is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, as facilitated by an affiliated U.S. registered broker-dealer, SMBC Nikko Securities America, Inc. (“SMBC Nikko-SI”), as permitted under applicable law. To that end, SMBC Nikko Capital Markets Limited and SMBC Nikko-SI have entered into an agreement pursuant to which SMBC Nikko-SI provides certain advisory and/or other services with respect to this offering. In return for the provision of such services by SMBC Nikko-SI, SMBC Nikko Capital Markets Limited will pay to SMBC Nikko-SI a mutually agreed fee.